03016574

PE 3.3.03

FORM 6-K

S.E.C.
MAR 7 - 2003
1086

Securities and Exchange Commission
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of March 2003 Commission file number 1-12260

COCA-COLA FEMSA, S.A. de C.V.

(Translation of Registrant's name into English)

Guillermo González Camarena No.600
Centro de Ciudad Santa Fé
Delegación Alvaro Obregón
01210 Mexico, D.F.
Mexico
(Address of principal office)

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F _x_ Form 40-F ___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): x)

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes _ No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

CRGH

GUILLERMO GONZÁLEZ CAMARENA NO. 600
COL. CENTRO DE CIUDAD SANTA FÉ
DELEGACIÓN ALVARO OBREGÓN MÉXICO D.F. 01210
TEL: (5255) 50-81-51-00 FAX: (5255) 52-92-34-74
WWW.COCACOLA-FEMSA.COM.MX

Coca-Cola
COCA-COLA FEMSA, S.A. DE C.V.
FEMSA

It's always time for

KOF

COCA-COLA FEMSA [illegible] ANNUAL REPORT

WE STRIVE TO ENHANCE CONSUMERS' ENJOYMENT ON EACH AND EVERY OCCASION.

>>

(NYSE: KOF; BMV: KOF L) IS THE LARGEST COCA-COLA BOTTLER IN MEXICO AND ARGENTINA. WE BOTTLE AND DISTRIBUTE COCA-COLA TRADEMARK PRODUCTS IN THE VALLEY OF MEXICO (MEXICO CITY AND SURROUNDING AREAS), THE SOUTHEAST OF MEXICO (THE STATE OF TABASCO, CHIAPAS, AND SOME AREAS OF THE STATES OF OAXACA AND VERACRUZ), AND IN BUENOS AIRES, ARGENTINA (FEDERAL CAPITAL AND SURROUNDING AREAS).

KOF Listed NYSE

KOF L

OUR CAPITAL STOCK IS CURRENTLY OWNED 51% BY A WHOLLY OWNED SUBSIDIARY OF "FOMENTO ECONÓMICO MEXICANO, S.A. DE C.V." (FEMSA), 30% BY A WHOLLY OWNED SUBSIDIARY OF THE COCA-COLA COMPANY, AND 19% BY THE PUBLIC. OUR PUBLICLY TRADED SHARES ARE SERIES L SHARES WITH LIMITED VOTING RIGHTS AND ARE LISTED ON THE BOLSA MEXICANA DE VALORES (BMV: KOF L) AND AS AMERICAN DEPOSITORY RECEIPTS (ADR) ON THE NEW YORK STOCK EXCHANGE (NYSE: KOF). EACH ADR REPRESENTS TEN SERIES L SHARES.

1.7 MUC Sold daily in 2002

283,650 Retailers in Mexico

76,400 Retailers in Argentina

Financial Highlights >>

Millions of constant Mexican pesos or U.S. dollars as of December 31, 2002 (except per share data)	(U.S.$) 2002[1]	(Ps.) 2002	(Ps.) 2001	Change	(Ps.) 1997	Five-Year Compounded Growth Rate
Total revenue	1,685	17,620	16,729	5.3%	11,526	8.9%
EBITDA[2]	518	5,415	4,939	9.6%	2,501	16.7%
Net income	245	2,564	2,202	16.4%	927	22.6%
Total assets	1,546	16,173	14,260	13.4%	10,776	8.5%
Long-term debt	303	3,170	2,949	7.5%	3,948	–4.3%
Total stockholders' equity	872	9,124	7,680	18.8%	4,197	16.8%
Capital expenditures	128	1,341	826	62.3%	2,784	–13.6%
Book value per share[3]	0.6	6.4	5.4	18.8%	2.9	16.8%
Net income per share[3]	0.17	1.80	1.55	16.4%	0.63	23.2%

(1)Assumes a foreign exchange rate of Ps. 10.4590 per U.S. dollar as of December 31, 2002.
(2)Net income (loss) before deductions for interest, taxes, depreciation, amortization, and adjustments for other non-operating items. EBITDA is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flow from operating activities and operating income as defined and required by accounting principles generally accepted in the United States.
(3)For purposes of this calculation 142.5 million ADRs outstanding is equal to 1,425 million ordinary shares.

Design: Paragraphs Design, Chicago Printing: Quantum Color Graphics, L.L.C.

is for everyone

At KOF, our mission is to stimulate and satisfy the diverse tastes of our consumers and to maximize shareholder value over time by becoming the most successful bottler in the world, recognized for our operating excellence and the high quality of our people.

To achieve our mission, we capitalize on our people's in-depth KNOWLEDGE of diverse and dynamic developing markets, the considerable OPPORTUNITY for growth in Mexico and elsewhere in Latin America, and our FLEXIBILITY to create value in a rapidly changing consolidating industry landscape.


Serving customers and consumers' distinctive needs...

KNOWLEDGE

of our markets



Coca-Cola

^ Convenience Store



^ Small Retailer



TAQUERIA LA BAJADITA

^ Food Stand

Proprietary Market Intelligence Systems

Welcome to Mexico, where the variety and diversity of customers is a blessing to us and a bane to our competitors. From home-with-sales customers to small-store retailers, to restaurants and supermarkets, we capitalize on our market intelligence and information systems to enhance our customers' ability to maximize consumers' enjoyment more effectively.

We make 76,500 visits a day, or 23.9 million visits a year, to our Mexican retailers. Our superior service is reflected in our expanding customer base—we added 28,500 retailers in 2002—our growing market presence, and our rising sales volume—we averaged 1.4 million unit cases daily for a total of more than 500 million unit cases in Mexico last year.

As opposed to relying only on external sources of market information, we use our proprietary market intelligence systems and information-gathering processes to gauge:

Who's buying: low-income families, middle-income, or wealthy individuals
What: *Coca-Cola*, flavored soft drinks, water, sports drinks or milk
When: 8:00 a.m., noon, or 8:00 p.m.
Where: local mom-and-pop retailer, convenience store, or supermarket
How often: once a day, three times a week, or twice a month

We further determine what our competitors are doing in the marketplace, and how we can more efficiently deploy our resources to serve our customers and consumers better.


ALTA
Coca-Cola

Tailored Channel Marketing Strategies

We statistically monitor and evaluate our retailers' performance in order to help them to maximize store traffic and sales. From the right size cooler, to the optimum product mix, to the appropriate level of merchandising, marketing and promotional support, we capitalize on our sophisticated market analysis to help our retailers increase consumption of our diverse portfolio of beverages.

Our extensive cooler placement is an important competitive advantage. With 82% cooler coverage in the Valley of Mexico, we enable our retailers to serve *Coca-Cola* the way our consumers enjoy it most–cold–and to generate growing beverage sales.

As they say, what plays in the city does not necessarily fare as well in the suburbs or rural areas. Hence, our customized marketing strategies aim to meet local market dynamics and to draw our consumers, customers, and communities closer together: *Sprite Ball* celebrates the Valley of Mexico's love of basketball; *Coca-Cola Fair*–a veritable carnival on wheels–offers enjoyment for the entire family in the Southeast of Mexico; and *Children's Day* harnesses the power of our brands to bring joy, toys, food, and other necessities to our less-fortunate neighbors in Argentina.


Coca-Cola




89.2%
91.9%
90.7%
92.5%
92.2%
93.9%
00
01
02
Mexico
Buenos Aires

PERCENTAGE OF SALES VOLUME
FROM THE PRE-SALE SYSTEM

Our extensive pre-sale system enables us to stimulate sales and to support our customers' needs prior to delivery.


LA VENTANITA
aquí

Strategic Marketplace Execution

By understanding and catering directly to the changing tastes and socio-economic needs of our Argentine consumers, we are deriving the highest value from each brand in our portfolio, preserving our profitability, and increasing our presence in the market despite the challenges of the current business environment.

Our value-protection brands and our core brands' popular presentations first worked to minimize the impact of the deteriorating economic situation in Argentina. Our introduction of *Tai* and *Crush* in multi-serving presentations afforded our consumers a more compelling value, allowed us to compete more effectively in the low-price soft drink segment, and reinforced our core *Coca-Cola* brands' equity.

Now, our strategic shift to returnable presentations is enabling us not only to address changing buying patterns and consumer preferences in the wake of the Argentine peso's devaluation, but also to maximize our profitability and to increase our market presence at the expense of our competitors. The more difficult economic climate is fueling demand for our core brands in returnable packages. As a result, we are satisfying consumers' more discriminating tastes with 1.25-liter returnable glass presentations of *Coca-Cola, Sprite* and *Fanta*–a strategy we can readily replicate in other market territories.


267.7
300.6
319.1
339.5
99 00 01 02

THOUSANDS OF UNIT CASES PER ROUTE IN MEXICO ANNUALLY

Our superior service is reflected in our rising sales volumes.


351
380
387
401
99 00 01 02

SOFT DRINKS PER CAPITA CONSUMPTION IN OUR MEXICAN TERRITORIES

We leverage our market intelligence to maximize consumption of our top-notch beverage portfolio.


3%
5%
10%
19%
Q1 Q2 Q3 Q4

QUARTERLY EVOLUTION OF RETURNABLE PACKAGES IN BUENOS AIRES DURING 2002

Our bold move to returnable packages allows our customers to capitalize on changing consumer preferences.


Quenching consumers' thirst...

OPPORTUNITY

for growth

Unmatched Brands

Enjoyable on any occasion, consumers continue to quench their thirst with the refreshing taste of *Coca-Cola*. In 2002 our superior portfolio of existing and new *Coca-Cola* trademark beverages enabled us to post another record operating performance, with our total beverage sales volume rising to 620 million unit cases and–for the first time in our history–our Mexican beverage sales volume eclipsing 500 million unit cases.

Our Mexican territories sales growth was driven in part by the magic of our *Coca-Cola* brand, which ultimately accounted for more than 70% of our consolidated sales–the single most important brand in our portfolio. In fact, our presence in Mexico's cola market is stronger than ever, with *Coca-Cola* recording solid gains in both of our market territories.

On top of our core *Coca-Cola* brand portfolio, we significantly improved sales of *Sidral Mundet*–an enduring 100-year-old brand with a strong local heritage and presence in Mexico. Volumes surged to more than 13.8 million unit cases in 2002 on the back of our extensive distribution coverage and marketplace execution. Combined with *Lift*, we now enjoy wider recognition and greater consumer loyalty in the Valley of Mexico's apple carbonated soft drink segment.

We expect that our revenue management and packaging strategies will drive further volume growth of both *Coca-Cola* products and *Mundet* in the coming year. In particular, we anticipate our incremental sales volume will rise as a result of our new larger, family-sized presentation of brand *Coca-Cola*.





Sprite
Fanta



28.6
29.1
29.7
30.2
99
00
01
02

HISTORICAL POPULATION IN OUR MEXICAN TERRITORIES (Millions)
Note: 60% of the population in the Valley of Mexico is under 30 years old (Source: INEGI).

Mexico's market demographics bode well for our sustainable growth and development.



Integrated Water Strategy

Water is Mexico's second-largest and most fragmented non-alcoholic beverage market. The Mexico City metropolitan area water market alone represents an important growth opportunity. Hence, we are working closely with The *Coca-Cola* Company to satisfy consumers' growing demand for water through the design and execution of an integrated water strategy, including the launch of individual and multi-serving presentations. In fact, *Ciel, Coca-Cola's* trademark still- and mineral-water brand, drove approximately 20% of our volume growth in Mexico last year.

In mid-October of 2002, we launched a five-liter one-way presentation of *Ciel* that provides greater appeal, convenience, and affordability to consumers. And, thanks to our extensive and efficient commercial network–176,500 sales points in the Valley of Mexico–we offer them greater availability as well.

Additionally, we are capitalizing on our knowledge of our territory's myriad distribution channels, as well as our broad market presence, to design additional offerings for each consumption occasion. These include our rollout of a one-liter bottle with a special sports cap and our 12-ounce single-serving presentation for restaurants in the Valley of Mexico.



9.9
11.4
14.9
19.3
99 00 01 02

HISTORICAL VOLUMES OF *CIEL* STILL WATER (MUC)

We are tapping consumers' growing demand for water, doubling volumes over the last four years.



Wider Array of Refreshing Products and Presentations

We know what our consumers want and when, and we take the opportunity to maximize their enjoyment on every consumption occasion. From *Disney Adventures*, flavored milk-based products, to *Beat*, an edgy carbonated soft drink, to *Nestea* ready made iced tea, we quench consumers' thirsts with a growing array of cold beverages.

Additionally, we leverage our knowledge of each consumption occasion to offer our consumers a wider assortment of convenient packages and presentations: the launch of our 1.25-liter returnable *Coca-Cola, Sprite* and *Fanta* glass bottles in Argentina offers consumers more convenient family-size enjoyment and strengthens the price point of our core brands; and the recent rollout of our 2.50-liter returnable *Coca-Cola* plastic bottles in Mexico–which could gradually replace our 2.00-liter returnable plastic presentation–offers families an even more satisfying multi-serving package and establishes a strong price point for our premium *Coca-Cola* brand.

The performance of our 1.25-liter glass family-size presentation is particularly impressive, reaching almost 17% of total sales volume in the fourth quarter of 2002. This increasingly popular multi-serving package is expanding the per capita consumption of the world's strongest brand in one of the world's toughest soft drink markets, Argentina. Our new returnable plastic and glass packages make our core *Coca-Cola* trademark beverages more attractive to price-sensitive and environmentally conscious consumers in both Mexico and Argentina, bolster the equity of our core brands, and position us to capture greater market presence and increase per capita consumption going forward.



^ Disney Adventures (Milk Flavored)



^ Beat (Citrus)



^ Nestea (Lemon Iced Tea)


Efficiently and effectively...
la vida tiene sabor

FLEXIBILITY

to create value



State-of-the-Art Production and Delivery Systems

Our efficient distribution network facilitates frequent customer service visits and deliveries. An important component of this network is our expanding pre-sale system. Pre-sale effectively separates sales from distribution; it allows our sales people to focus on stimulating and supporting customer demand prior to delivery, and it enables us to serve our customers' needs better by loading their desired mix of products on our trucks. Through our pre-sale system, our sales people provide additional merchandising services during their regular customer visits, thereby enhancing our retailers' product presentation.

Another integral element of our productive operations network is our expanding system of mega-distribution and production facilities. Over the last few years, we have progressively modernized and improved our operations, including substituting exceptionally efficient and productive mega-capacity facilities for more outmoded plants–a practice we can replicate in other market territories. For example, our Toluca mega-plant, located just outside of Mexico City, is ultimately capable of bottling more than 17.2 million unit cases of 38 different SKU's a month–a total of over 206.0 million unit cases a year.



28.1
34.2
36.7
43.0
99 00 01 02

KOF EMPLOYEE PRODUCTIVITY
(THOUSANDS OF UNIT CASES SOLD
PER EMPLOYEE ANNUALLY)

In the Valley of Mexico, our fleet of 1,083 trucks delivers 1.2 MUC of beverages to our customers each day.





^ *Quality Control Laboratory*



^ *Team Implementing Ideas*



^ *State-of-the-Art Production Line*


Coca-Cola

Innovation and Teamwork

We continue to stretch the limits of innovation to meet the challenges of Argentina's deteriorating economic environment. We nimbly executed our strategic move to returnable packaging formats. We rapidly modified our equipment to increase our operating flexibility, including swing lines that can bottle both returnable and non-returnable presentations. We implemented value-creation initiatives that slashed our selling expenses, and we reduced more costly U.S. dollar-denominated inputs. An example of our value-creation initiatives is a testing recipe developed by our quality control team that uses only domestic chemicals and raw materials; this innovative new formula will save us time and money. As important as their considerable financial benefit is the invaluable effect of these initiatives on our *employees' morale in the face of continued adversity.*

We're further doing more with less in Southeast Mexico. Thanks to our centralized night-time maintenance program–a practice we can readily replicate in other market territories–we no longer have to service our delivery trucks during busy daylight hours. As a result, we've streamlined our distribution network, reducing our number of delivery trucks and routes, and we've improved the productivity of our fleet.

Infrastructure to Grow

Our December 2002 agreement to acquire Panamerican Beverages Inc. (Panamco) demonstrates our flexibility to capitalize on continuing industry consolidation. Together, we will have the people, practices, and systems in place to become the pre-eminent bottler of *Coca-Cola* products in Mexico and Latin America, and the second largest *Coca-Cola* bottler globally.

During the last few years, we've developed a wide breadth of talent. Our executive team–which averages more than 20 years of industry experience–enjoys a proven track record of extracting value from new franchises and achieving impeccable performance in tough market conditions. We further benefit from the systems infrastructure and scale of our systems to integrate large, complex acquisitions successfully. Our management information platform will enable us not only to replicate best practices across geographies, but also to improve the combined company's operating efficiency.

The transaction is especially compelling in Mexico, where our combined sales volume equaled 982 million unit cases in 2002. We anticipate that our contiguous territories, overlapping structures, and scale will enable us to realize significant synergies from our merged Mexican operations alone. In the short to near term, we expect to achieve substantial cost savings across a variety of functions, including manufacturing, distribution, sales, and procurement, while retaining our capacity to capture future growth opportunities.






34.8
51.2
59.7
63.1
99
00
01
02

PLANT PRODUCTIVITY IN
OUR MEXICAN TERRITORIES
(MUC SOLD PER PLANT)

We consistently achieve significant productivity gains across the value chain.



is for everyone
Ciel


Coca-Cola light

A way of life for generations

OPERATING HIGHLIGHTS

PRODUCT MIX BY BRAND IN MEXICO (%)



Coca-Cola	68.5
Coca-Cola Light	3.3
Sprite	3.5
Sprite Light	0.1
Fanta	4.2
Fresca	3.6
Lift	5.1
Delaware Punch	0.8
Ciel	3.8
Beat	0.2
Senzao	1.8
Ciel Mineralizada	0.8
Powerade	0.1
Mundet Brands	2.7
Others	1.4

PRODUCT MIX BY BRAND IN ARGENTINA (%)



Coca-Cola	58.6
Coca-Cola Light	9.7
Sprite	6.5
Sprite Light	1.3
Fanta	3.5
Quatro	1.7
Kin	0.8
Tai	13.1
Crush	3.8
Schweppes	0.5
Others	0.4

SERVING MIX


% of Total Volume
53.2%
Personal
18.2%
46.8%
Multiserving
81.8%
Mexico
Argentina

PACKAGING MIX


% of Total Volume
36.2%
Returnable
12.4%
63.8%
Non-returnable
(includes Post-Mix)
87.6%
Mexico
Argentina

OPERATIONS

	Valley of Mexico		Southeast of Mexico		Buenos Aires	
	2001	2002	2001	2002	2001	2002
Population(1)	19.3	**19.6**	10.4	**10.6**	10.8	**10.8**
Per capita consumption(2)	444	**462**	280	**287**	289	**258**
Production plants	4	**4**	4	**4**	1	**1**
Production lines	17	**21**	6	**7**	7	**8**
Annual avg. capacity per line(3)	31	**28**	22	**20**	32	**25.9**
Distribution routes	1,007	**1,083**	421	**403**	239	**201**
Distribution centers	15	**15**	41	**38**	4	**3**
Installed capacity(3)	529	**598**	134	**142**	207	**207**
% Utilized	67%	**63%**	74%	**73%**	61%	**56%**
Number of employees	8,720	**8,590**	3,678	**3,757**	2,144	**2,110**

(1) Millions
(2) Avg. consumption per person considering servings of 8 oz.
(3) Million unit cases (MUC).

MATRIX OF PRODUCTS


TERRITORY
Mexico
Common
Buenos Aires
MARKET SEGMENT
Premium
Core
Low

CHANNEL MIX

Mexico



Small Retailers	65.7%
Super/Hyper Markets	6.2%
Restaurants and Bars	9.3%
Schools	0.6%
Others	18.2%
Total	100.0%

Buenos Aires



Small Retailers	58.8%
Super/Hyper Markets	23.4%
Restaurants and Bars	8.1%
Schools	0.6%
Others	9.1%
Total	100.0%

■ Small Retailers ■ Super/Hyper Markets ■ Restaurants and Bars ■ Schools ■ Others

Chairman and CEO's Letter to Shareholders

Our recently announced agreement to acquire Panamco wraps up a watershed year for our Company. The acquisition exemplifies the attributes that have come to symbolize the enduring value of KOF: It capitalizes on our team's *Knowledge* of, and impeccable performance in, diverse and difficult market territories; it offers compelling strategic value and considerable *Opportunity* for growth in Mexico and elsewhere in Latin America; and it underscores our *Flexibility* to capture the benefits of continuing industry consolidation.

Together we expect to make a formidable combination. Once the transaction closes, we will create the world's second largest *Coca-Cola* bottler, and we will become the preeminent bottler of *Coca-Cola* products in Mexico and Latin America. The new KOF will benefit from a presence in some of the most important urban centers–Mexico City, Sao Paulo, Buenos Aires, Caracas, and Bogota–and will serve more than 1.5 billion unit cases of soft drinks and over 265 million unit cases of water to approximately 166 million consumers each year, based on 2002 data for each of the companies. More importantly, the new KOF will benefit from Panamco's considerable pool of talent, as well as our existing management expertise and knowledge; strengths that enable us to continue delivering superior performance and productivity across the value chain.

In addition to this seminal acquisition agreement, we registered yet another record year of performance–our total and Mexican sales volumes reached 620.3 million and 504.7 million unit cases, up 2.0% and 5.6%, respectively–despite an exceptionally challenging operating environment. Our consolidated revenues were Ps. 17,620.1 million, up 5.3% from 2001. Our consolidated operating income rose 14.6% to Ps. 4,440.1 million, for a consolidated operating margin of 25.2%, a year-over-year increase of 2.0 percentage points. EBITDA was Ps. 5,415.2 million, a gain of 9.6%. Net income was Ps. 2,564.0 million, resulting in earnings per share of Ps. 1.80, a gain of 16.4%. Importantly, we have achieved a 26.6% compounded annual growth rate in operating income over the last seven years.

Our superior results stem from two competitive advantages: the unparalleled brand equity of our *Coca-Cola* trademark beverages, and our efficient and effective asset utilization. Upon this foundation, we've built a number of core competencies, including our market intelligence systems, our operating flexibility, and our ability to seize opportunities for growth and consumer enjoyment.

Through our advanced information-gathering processes, we implement strategies based on consumers' purchasing patterns and preferences, which better enable our customers to take advantage of the growing demand for our products. Our aggressive move into 1.25-liter returnable glass packages in Argentina is enabling us to preserve our profitability and to grow our market presence. Similarly, in Mexico, our new larger 2.50-liter family presentation will establish a strong price point for, and maximize our consumers' enjoyment of, brand *Coca-Cola*.

As it is said, necessity is the mother of invention. Our ability to anticipate and respond to rapidly changing market conditions highlights our impressive operating flexibility. Thanks to our teamwork and ingenuity in the face of continued economic adversity, we not only made a swift strategic shift to returnable presentations, but also bolstered our Argentine operations' efficiency, reducing our selling expenses significantly. Indeed, our experience in Argentina and Mexico—developing and replicating best practices across geographies, managing franchises amid economic crisis and market turmoil, and aligning systems—will foster the smooth post-merger integration of Panamco's eight new market territories.

Our flexibility is further bolstered by our recent efforts to streamline our distribution system and to enhance our operating efficiency and productivity. Over the last few years, we have increased the annual capacity of our bottling plants and distribution centers; installed clarification facilities to process different types of sweeteners; modified our equipment to increase our capability to produce different presentations, including swing lines that can bottle non-returnable and returnable glass and plastic presentations; and expanded our network of mega-distribution and bottling facilities.

To increase consumer enjoyment, we continue to implement new products and packaging presentations and to enter new beverage categories with the invaluable marketing and creative support of The *Coca-Cola* Company. In 2002 we seized the opportunity to satisfy consumers' diverse tastes with a growing portfolio of promising new beverages, such as *Disney Adventures*, *Beat*, and *Nestea* ready made iced tea; to rejuvenate a popular 100-year-old brand, *Mundet*, in Mexico; and to launch a more affordable array of returnable plastic and glass presentations in all our marketplaces.

Change breeds further opportunity. When the acquisition of Panamco closes, we expect to enjoy the power, flexibility, and geographic scope to successfully confront and capitalize on an increasingly competitive and changing industry environment. Through this combination, we expect to gain considerable strength and scale in Mexico, and generate significant opportunities elsewhere in Latin America.

On behalf of the more than 14,400 employees who make up KOF, we would like to thank you for your confidence and support. We look forward to extending our track record of superior performance, and continuing to create value for you.

JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
Chairman of the Board

CARLOS SALAZAR LOMELÍN
Chief Executive Officer

Financial Highlights

Notes: In order to eliminate the effects of inflation from the figures of previous periods at Coca-Cola FEMSA's Mexican and Argentine subsidiaries, the financial information presented in this report is expressed in Mexican Pesos or U.S. Dollars with purchasing power of December 31, 2002.

Coca-Cola FEMSA Buenos Aires keeps its financial records with those of the Mexican Subsidiaries, Argentine Pesos are inflated using the Argentine Inflation and translated into Mexican Pesos.



544
583
608
620
99
00
01
02
TOTAL VOLUMES
(MUC)



14,275
16,035
16,729
17,620
99
00
01
02
TOTAL REVENUES
(Millions of Ps.)



3,333
4,304
4,939
5,415
99
00
01
02
EBITDA
(Millions of Ps.)


23.3
26.8
29.5
30.7
99
00
01
02

EBITDA MARGIN
(%)


1,003
1,358
2,202
2,564
99
00
01
02

CONSOLIDATED NET INCOME
(Millions of Ps.)


0.074
0.953
1.545
1.800
99
00
01
02

EPS*
(Pesos)

*Based on 1,425 millions of shares outstanding.

CFO's Letter to Shareholders

Dear Shareholders: I am proud to report that we achieved outstanding results in the face of yet another challenging year. In an adverse marketplace environment, our Mexican beverage sales volume surpassed 500 million unit cases for the first time in our company's history, which in turn bolstered our strong consolidated results:

- **Consolidated sales volumes reached a record 620 million unit cases**
- **EBITDA margin to total revenues was 30.7% (Mexican operations 32.0%)**
- **Consolidated net income margin to total revenues was 14.6%**
- **Consolidated net income reached Ps. 2,564.0 million**

Additionally, after our recently announced agreement to acquire Panamco, Moody's Investors Service and Standard & Poor's re-confirmed our investment-grade ratings of Baa2 and BBB, respectively. The basis for their credit ratings included: our strong business profile; our superior competitive position across our market territories; the support of The Coca-Cola Company; and the operating synergies that we expect to achieve from the post-merger integration of the Mexico operations–with approximately 80% of the combined company's EBITDA flowing from Mexico.

In December 2002, we entered into an agreement to acquire all the outstanding shares of Panamco, a Panamanian corporation that produces and distributes *Coca-Cola* products in its bottling territories in Mexico, Brazil, Venezuela, Colombia, Costa Rica, Guatemala, Nicaragua, and Panama. Once it closes, the transaction is expected to make us the world's second largest Coca-Cola bottler and the preeminent bottler of *Coca-Cola* products in Mexico and Latin America, with estimated revenues of US$4.0 billion and estimated total volume of 1.8 billion unit cases, based on 2002 data for each of the companies. In Mexico, Coca-Cola FEMSA will have a leading position in the country's soft drink market, with contiguous territories and increased scale as a result of this acquisition.

The acquisition is expected to close during the second quarter of 2003, subject to the satisfaction or waiver of certain conditions, including the receipt of required approvals from

Panamco shareholders, the disbursement of funds to Coca-Cola FEMSA by its lenders, the confirmation of the investment-grade ratings of the combined company, and the absence of changes that lead to a material adverse effect on Panamco. These and other conditions to closing are described in further detail in certain filings with the U.S. Securities and Exchange Commission.

Approximately U.S.$2.74 billion of cash and shares of Coca-Cola FEMSA will be required to consummate the acquisition, in addition to our assumption of approximately U.S.$905 million of outstanding Panamco consolidated debt as of the end of 2002. We expect to refinance approximately U.S.$446 million of this debt at closing.

We anticipate funding this transaction with up to U.S.$2.05 billion in debt financing, a new U.S.$260 million equity investment by FEMSA, and cash on hand. In addition, we will issue approximately 304 million new Coca-Cola FEMSA shares to The Coca-Cola Company in exchange for all of its Panamco shares at an assumed value of U.S.$2.216 per Coca-Cola FEMSA share. We intend to take full advantage of the growing Mexican peso bond and bank loan markets, with an ultimate target to denominate as much as 50% of the long term acquisition financing in Mexican pesos, significantly reducing our exposure to currency fluctuations. We also expect to be able to prefund some of the debt before closing the transaction.

In 2002 consolidated EBITDA and operating income grew by 9.6% and 14.6%, respectively. Despite Mexico's tepid economic recovery and Argentina's recession, we managed to improve our EBITDA margin by 1.1 percentage points thanks to our lower consolidated operating expenses, higher average price per unit case, and slightly reduced consolidated cost of sales per unit case.

Driven by the volume growth of our *Coca-Cola* trademark beverages, the improved performance of the Mundet brands, and our entrance into new product categories–from *Nestea* lemon iced tea ready to drink, to *Disney Adventures* flavored milk-based products, we once again produced superior top and bottom-line results in Mexico. We also managed to navigate Argentina's challenging economic environment and to generate positive operating profit last year. In particular, our opportune and successful strategic shift to new returnable packaging presentations enabled us to maximize our profitability and to gain market presence. We have learned valuable lessons on how to operate in challenging macroeconomic environments. And, we expect this experience should serve us well in the new markets in which we will operate after the Panamco acquisition closes.

Our company's cash generation remained strong. In 2002 we generated free cash flow of Ps. 1,648 million and reached a cash balance of Ps. 6,171.0 million (U.S.$590 million) as of December 31, 2002, the highest level in our Company's history.

Looking forward to the new KOF, our agreement to acquire Panamco is expected to create large economies of scale, provide considerable financial strength, and offer compelling synergies from the integration of *our combined Mexican operations alone*. Together, we expect to account for close to 50% of Coca-Cola's business in Mexico and close to 10% of its worldwide volume. And, we expect to almost double our revenue base and our sales volume in Mexico.

Once the transaction is closed, our immediate priorities will be to put in place the right local strategy; to transfer and replicate core competencies; to reduce debt; and to implement measures through which we expect to realize important cost savings from the post-merger integration of the Mexico operations.

In closing, we firmly believe that the tremendous financial and strategic value of the new and existing market territories will enable us to create sustainable value for our shareholders now and well into the future.

HECTOR TREVIÑO GUTIÉRREZ
Chief Financial and Administrative Officer



CARLOS SALAZAR LOMELÍN
Chief Executive Officer



JOSÉ ANTONIO FERNÁNDEZ CARBAJAL
Chairman of the Board



HECTOR TREVIÑO GUTIÉRREZ
Chief Financial and Administrative Officer

FINANCIAL

section

Seven Year Summary

Millions of Constant Mexican Pesos (Ps.) as of December 2002

	2002	2001	2000	1999	1998	1997	1996
INCOME STATEMENT							
Total sales	**17,620**	16,729	16,035	14,275	13,470	11,526	10,131
Cost of goods sold	**8,130**	7,738	7,773	7,412	7,305	6,153	5,628
Gross profit	**9,490**	8,992	8,262	6,863	6,165	5,373	4,503
Operating expenses[1]	**5,012**	5,018	5,074	4,503	4,152	3,585	3,332
Goodwill amortization	**37**	101	108	117	127	99	93
Income from operations	**4,440**	3,873	3,080	2,243	1,886	1,689	1,078
Integral cost of financing	**501**	(143)	(600)	(353)	(460)	(246)	(35)
Other (income) expenses[2]	**534**	82	96	70	232	158	(65)
Taxes[2]	**1,843**	1,445	1,026	817	500	358	274
Consolidated net income	**2,564**	2,202	1,358	1,003	694	927	834
Majority net income	**2,564**	2,202	1,358	1,003	694	895	820
Minority net income	**–**	–	–	–	–	32	14
RATIOS TO SALES (%)							
Gross margin	**54.3**	54.1	51.7	48.2	46.0	46.9	44.6
Operating margin	**25.2**	23.2	19.2	15.7	14.0	14.7	10.6
Net income	**14.6**	13.2	8.5	7.0	5.2	8.0	8.2
CASH FLOW							
Gross cash flow (EBITDA)[3]	**5,415**	4,939	4,304	3,333	2,758	2,501	1,919
Capital expenditures[4]	**1,341**	826	921	1,373	1,529	2,784	2,281
BALANCE SHEET							
Current assets	**7,991**	6,071	3,039	1,649	1,251	1,214	1,615
Fixed assets	**6,969**	6,638	6,945	7,337	7,621	6,983	6,550
Deferred charges	**838**	527	442	408	380	324	227
Goodwill	**258**	896	1,537	1,745	2,173	2,158	1,699
Inv. in associated companies	**116**	128	144	141	115	97	76
Total Assets	**16,173**	14,260	12,107	11,280	11,539	10,776	10,167

Translation of financial statements originally issued in Spanish

	2002	2001	2000	1999	1998	1997	1996
Liabilities							
Short-term debt	**9**	13	16	26	1,405	1,237	54
Long-term debt	**3,170**	2,949	3,236	3,446	4,040	3,948	4,618
Interest payable	**72**	67	73	79	98	94	99
Operating liabilities	**2,458**	2,347	2,305	2,290	1,269	1,148	1,017
Deferred taxes	**787**	650	758	–	–	–	–
Labor liabilities and other	**552**	554	304	253	180	151	122
Total Liabilities	**7,049**	6,580	6,691	6,093	6,993	6,579	5,909
Stockholders' equity	**9,124**	7,680	5,416	5,186	4,547	4,197	4,258
Majority interest	**9,124**	7,680	5,416	5,186	4,547	4,197	4,041
Minority interest	**–**	–	–	–	–	–	217
FINANCIAL RATIOS (%)							
Current	**3.15**	2.50	1.27	0.69	0.45	0.49	1.38
Leverage	**0.77**	0.86	1.24	1.17	1.54	1.57	1.46
Capitalization	**0.26**	0.28	0.38	0.40	0.63	0.64	0.54
Coverage	**66.42**	88.27	18.80	7.88	4.81	7.03	5.91
DATA PER SHARE[5]							
Book value	**6.403**	5.389	3.800	3.640	3.191	2.945	2.836
Majority net income	**1.800**	1.545	0.953	0.704	0.487	0.628	0.575
Dividends paid[6]	**0.411**	0.224	0.183	0.148	0.147	0.123	0.068
Employees	**14,457**	14,542	15,054	15,273	15,003	14,154	14,226

(1) 1998 figure includes the fixed asset adjustment originated by the write-down in the value of computer equipment and information systems.
(2) Does not include the effect from changes in generally accepted accounting principles.
(3) Net income (loss) before deductions for interest, taxes, depreciation, amortization, and adjustments for other non-operating items. EBITDA is used by management as an additional indicator of operating performance and not as a replacement of measures such as cash flows from operating activities and operating income as defined and required by accounting principles generally accepted in the United States.
(4) Includes investments in property, plant and equipment, bottles and cases and deferred charges, net of retirements of property, plant and equipment.
(5) Based on 1,425 million shares.
(6) Dividends paid during the year based on the prior year's net income.

Results of Operations for 2002 as Compared to 2001

The following discussion of our financial condition and results of operations should be read together with our consolidated financial statements and the related notes included elsewhere in this annual report. Certain matters discussed below and throughout this annual report are forward looking statements which are based on our beliefs and assumptions as well as information currently available to us. Such forward looking statements may be identified by the use of the word "anticipate", "project", "believe", "estimate", "expect", "plan", "will", and similar expressions. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements reflect our current views and assumptions with respect to future events and are subject to certain risks and uncertainties. Should one or more of the underlying assumptions prove incorrect, or these risks and uncertainties materialize, our actual results may differ materially from those described herein. We caution you not to place undue reliance on these forward looking statements, which reflect our management's view only as of the date of this annual report.

SALES VOLUME

Sales volume in the Mexican territories grew by 5.6% to 504.7 million unit cases during 2002 and represented 81.3% of Coca-Cola FEMSA's total sales volume. Sales volume in colas increased 0.8% in 2002 and flavored soft drinks increased 12.9%, in each case compared to 2001. Sales volume of *Ciel*, still and mineral water, reached 23.9 million unit cases in 2002, representing an increase of 27.4%.

The following chart sets forth sales volume and average unit price per case for the year 2002 as well as percent growth over the year 2001 in our Mexican territories.

	Excluding *Kin light*(1)		Including *Kin light*(1)	
	Total	% Growth	Total	% Growth
Sales volume (MUC)	498.4	4.3	504.7	5.6
Avg. unit price	Ps. 32.37	2.3	Ps. 31.97	1.1

(1) We distributed Coca-Cola Company trademark powdered products under the Kin light brand, a diet flavored powder. We promoted during the year our Kin light brand powdered beverage in order to better examine this category's potential and evaluate consumption patterns and price strategies.

The 5.6% sales volume growth in the Mexican territories was mainly the result of the solid performance of *Mundet*, the launches of new products, such as *Beat*, *Mickey Adventures* and *Nestea*, and the continuous efforts directed to increase the market presence of the rest of The *Coca-Cola* trademarks portfolio.

Total sales volume in our Buenos Aires territory in 2002 decreased only 11% as compared to 2001, despite the economic uncertainty in that region and our sales volume decline of 15% during the first nine months of 2002, due to the successful introduction of our new 1.25 Lt glass returnable packaging for *Coca-Cola*, *Sprite* and *Fanta*. This strategy drove our 3.0% of volume growth during the fourth quarter of 2002 as compared to the same period in 2001.

In recent years, the packaging trend in the soft drink industry in Mexico has moved toward non-returnable presentations. In total, non-returnable presentations (including cans but excluding post-mix) represented 61.9% of the Company's total soft drink sales in the Mexican territories during 2002, as compared to 57.5% in 2001. Through its portfolio strategies the Company seeks to protect smaller retailers which represent the largest distribution channel in the Mexican market, and through the returnable packaging presentations, to maintain a barrier to entry for non-branded products.

In the Buenos Aires territory, our trend toward non-returnable presentations has changed significantly, from 89.1% of the Company's total *soft drink sales in 2001 (including cans but excluding post-mix)* to 83.0% *in* 2002. As a result of recently implemented strategies such as the launch of a new 1.25 Lt returnable glass bottle, which represented 16.6% of our total sales volume during fourth-quarter 2002.

NET SALES

Net Sales grew by 6.7% in the Mexican territories. During 2002, our average real price per unit case increased by 1.1%, mainly due to price increases implemented in the Valley of Mexico during February 2002, which offset the costs associated with the promotional activities related to the introduction of our new products.

In Buenos Aires, our average real price per unit case increased by 2.2% in 2002 as a result of the 67% weighted average price increase implemented during the year that offset the effect of inflation and the lower prices per unit case generated by the shift to returnable packages. Although our sales volume declined by 11.0% during 2002, our net sales decreased by only 8.2% as a result of the price improvement.

COST OF SALES

The components of cost of sales include raw materials (principally sweeteners, soft drink concentrate, packaging materials and water), depreciation expenses attributable to the Company's production facilities, wages and other employment expenses associated with the labor force employed at our production facilities and certain overhead expenses. Concentrate prices are payable in local currency, are determined as a percentage of the wholesale price of our products net of any value-added or similar taxes.

As a percentage of net sales, cost of sales *during 2002 remained almost flat as compared to 2001. In Mexico,* the cost of sales as a percentage of sales declined by 0.9 percentage points due to the higher absorption of fixed costs.

In Buenos Aires, cost of sales as a percentage of net sales during 2002 increased 9.8 percentage points as a result of lower sales volume, lower absorption of fixed costs, higher prices of raw materials, and a larger depreciation charge in Argentine pesos related to our foreign currency–denominated assets.

OPERATING EXPENSES

In Mexico, as a percentage of total sales, selling expenses decreased 1.3 percentage points as a result of improvements in operations and the fact that administrative expenses remained flat as compared to 2001.

In Buenos Aires, selling expenses decreased by 25.8%, a reduction of 5.8 percentage points resulting from lower marketing expenses and headcount optimization combined with adjustments in salaries. Administrative expenses in Argentina increased by 17.6% as a result of a higher depreciation charge in Argentine pesos related to our foreign currency-denominated assets and dollar-based leasing contracts for computer equipment.

Consolidated operating expenses during 2002 decreased by 1.8 percentage points, a reduction of 0.1% as compared to 2001. The decrease was the result of a decline of 3.1% in the selling expenses, which offset the 8.5% increase in administrative expenses.

GOODWILL

Goodwill amortization for 2002 was Ps. 37.3 million, compared to Ps. 100.7 million for 2001, reflecting a 63% reduction. Due to the uncertainty and the instability of the economic environment in Argentina during the third *quarter* of 2002, *we wrote down* A$129.5 *million* (U.S.$38.4 million) related to the goodwill generated by the acquisition of the territories served by our wholly owned subsidiary Coca-Cola FEMSA de Buenos Aires ("KOFBA") as a one-time non-cash extraordinary event in our consolidated income statement. This non-cash charge impairment was recorded as a non-cash extraordinary event in our consolidated income statement.

Given the present economic situation in Argentina, we believe that the current net asset value (A$288.6 million, U.S.$85.6 *million) of our foreign subsidiary is fairly valued and do not expect to recognize additional* impairments in the future. Under Mexican GAAP, the remaining value of goodwill will continue to be amortized in the income statement. As a result, consolidated goodwill related to Argentina as of December 31, 2002 amounted to A$49.0 million.

OPERATING INCOME

Consolidated income from operations after amortization of goodwill grew by 14.6% to Ps. 4,440 million in 2002. A decrease in operating expenses, higher average price per unit case and a slight reduction in cost of sales per unit case, drove a 2.0 percentage points operating income improvement as a percentage of total sales.

INTEGRAL COST OF FINANCING

The term "integral cost of financing" refers to the combined financial effects of net interest expense or interest income, net foreign exchange gains or losses and net gains or losses on monetary position. Net foreign exchange gains or losses represent the impact of changes in foreign exchange rates on assets or liabilities denominated in currencies other than pesos. A foreign exchange loss arises if a liability is denominated in a foreign currency that appreciates relative to the peso between the time the liability is incurred and the date it is repaid, as the appreciation of the foreign currency results in an increase in the amount of pesos which must be exchanged to repay the specified amount of the foreign currency liability. The gain or loss on monetary position refers to the impact of inflation on these monetary assets and liabilities.

The integral cost of financing shifted from a loss of Ps. 143.3 million in 2001 to a gain of Ps. 501.2 million in 2002 due to two main reasons: The first reason is the foreign exchange gain that was generated by the impact of the depreciation of the Mexican peso against the U.S. dollar and the devaluation of the Argentine peso on our U.S. dollar-denominated cash positions in Mexico and Argentina, respectively, which offset the impact of the devaluation of the Mexican peso against the U.S. dollar, as applied to the un-hedged U.S. dollar-denominated liabilities incurred in connection with the acquisition of KOFBA[1]. The second reason is the gain on monetary position, which amounted to Ps. 385.5 million, mainly generated by the inflation rate for the year 2002, as applied to our net monetary position in Mexico and Argentina.

Since July, 2002, we discontinued using our investment in KOFBA as a hedge for the liabilities incurred in connection with this acquisition due to the fact that our current operations in Argentina do not represent a natural hedge of this liability, mainly due to the current volatility of the exchange rate and the elimination of the one-to-one parity of the Argentine peso against the U.S. dollar. The Audit Committee of our Board of Directors supported this determination.

OTHER EXPENSES

Other expenses increased significantly from Ps. 37.3 million in 2001 to Ps. 534.3 million in 2002, as a result of Ps. 401.8 million in goodwill impairment recognized during third-quarter 2002.

INCOME TAX, TAX ON ASSETS AND EMPLOYEE PROFIT SHARING

Income tax, tax on assets and employee profit sharing increased from Ps. 1,461.1 million in 2001 to Ps. 1,842.9 *million in 2002. The Company's consolidated effective income tax, tax on assets and employee profit sharing* rate, excluding the one-time non-cash impairment charge, decreased from 39.6% in 2001 to 38.3% in 2002.

NET INCOME

Excluding one-time non-cash impairment charges, consolidated net income increased by 34.7% to Ps. 2,965.9 million, resulting in earnings per share (EPS) of Ps. 2.0813 (US$1.99 per ADR). Including these one-time non-cash impairment charges, consolidated net income increased by 16.4% to Ps. 2,564.0, resulting in earnings per share (EPS) of Ps. 1.80 (US$ 0.17 per ADR).

(1) As of June 30, 2002, the total amount of the U.S. dollar-denominated liabilities incurred in connection with the acquisition of KOFBA was approximately U.S.$300 million. According to Mexican GAAP the investment in KOFBA was designated as a hedge. The total amount of the net investment in KOFBA was U.S.$118.1 million and this is the maximum amount that should be considered as a hedge; as a result the un-hedged liabilities were U.S.$181.5 million.

Corporate Governance

Led by the Mexican Business Coordination Council, a number of Mexico's largest companies and institutions issued a set of recommendations in *2000*, known as the *Best Corporate Practices Code, designed to* improve the corporate governance and disclosure practices of companies in Mexico. The recommendations focused on the responsibilities and composition of corporate boards and of particular board committees, as well as general accounting, auditing and reporting standards.

Coca-Cola FEMSA seeks to adhere to world-class standards of corporate governance and disclosure. The Best Corporate Practices Code, however, did introduce some novel recommendations that we intend to implement in their entirety, reinforcing the Company's commitment to attaining the highest benchmarks in disclosure and management.

Over time, Coca-Cola FEMSA has developed an exceptional Board of Directors that brings together *shareholders, managers, and independent directors with top-notch talent and a remarkable breadth of* international management experience. The complementary skill and background of the members of our Board of Directors have produced new approaches and perspectives that contribute to the Company's continuous improvement and growth.

Management's Responsibility for Internal Control

The management of Coca-Cola FEMSA, S.A. de C.V., is responsible for the preparation and integrity of the accompanying consolidated financial statements and for maintaining a system of internal control. These checks serve to provide reasonable assurance to shareholders, to the financial community, and to other interested parties that transactions are executed in accordance with management authorization, that accounting records are reliable as a basis for the preparation of the consolidated financial statements, and that assets are safeguarded against loss from unauthorized use or disposition.

In fulfilling its responsibilities for the integrity of financial information, management maintains and relies on the Company's system of internal control. This system is based on an organizational structure that efficiently delegates responsibilities and ensures the selection and training of qualified personnel. In addition, it includes policies, which are communicated to all personnel through appropriate channels. This system of internal control is supported by an ongoing internal audit function that reports its findings to management throughout the year. Management believes that to date, the internal control system of the Company has provided reasonable assurance that material errors or irregularities have been prevented or detected within a timely period.

Report of Independent Examiners

To the Stockholders of Coca-Cola FEMSA, SA. de C.V.,

In compliance with Article 166 of the Mexican Corporate Law and the bylaws of Coca-Cola FEMSA, S.A. de C.V., we submit our report and opinion regarding the accuracy, sufficiency and fairness of the financial information submitted to you by the Board of Directors, regarding the Company's operations for the year ended December 31, 2002.

We have attended Shareholders, Board of Directors and Audit Committee meetings and have obtained, from the Directors and Management, all of the information relative to operations that we deemed necessary for our work. Our review was performed in accordance with the auditing standards generally accepted in Mexico.

We have also reviewed the individual and consolidated balance sheets of the Company as of December 31, 2002 and the related statements of income, changes in stockholders' equity and changes in financial position for the year then ended, which are herby presented for your information and approval. In submitting this report, we have also relied on the reports issued by the independent auditors of the Company on these financial statements.

In our opinion the accounting reporting policies and criteria followed by the Company and considered by management, to prepare and present the financial information are appropriate, sufficient and were applied on a basis consistent with that of the preceding year. Therefore, the financial information presented by management accurately and fairly presents the individual and consolidated financial positions of Coca-Cola FEMSA, S.A. de C.V. as of December 31, 2002, the results of its operations, the changes in stockholders' equity and the changes in its financial position for the year end, are in accordance with generally accepted accounting principles in Mexico.

C.P.C. FAUSTO SANDOVAL AMAYA
Examiner

C.P.C. JOSÉ MANUEL CANAL HERNANDO
Examiner

January 21, 2003

Report of Independent Public Accountants

Deloitte & Touche

To the Stockholders of Coca-Cola FEMSA, SA. de C.V.,

We have audited the accompanying consolidated balance sheets of Coca-Cola FEMSA, S.A. de C.V. (a Mexican corporation) and Subsidiaries (collectively referred to as the "Company") as of December 31, 2002 and 2001, and the related consolidated statements of income, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2002, all expressed in thousands of Mexican pesos of purchasing power as of December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Mexico and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coca-Cola FEMSA, S.A. de C.V. and Subsidiaries as of December 31, 2002 and 2001, and the results of their operations, the changes in their stockholders' equity and the changes in their financial position for each of the three years in the period ended December 31, 2002, in conformity with generally accepted accounting principles in Mexico.

Also, in our opinion, the translated amounts in the accompanying consolidated financial statements translated into U.S. dollars have been computed on the basis set forth in Note 2 for the convenience of the reader.

As mentioned in Note 4:

> Effective January 1, 2000 the new procedures for the recognition of deferred income taxes as prescribed by revised Bulletin D-4, "Accounting for Income Taxes, Tax on Assets and Employee Profit Sharing", were adopted.

> Effective January 1, 2001 the new procedures for the recognition of all financial instruments as prescribed by Bulletin C-2, "Financial Instruments", were adopted.

Accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with generally accepted accounting principles in Mexico but do not conform with generally accepted accounting principles in the United States of America (US GAAP). A description of these differences and a reconciliation of consolidated net income and stockholders' equity to US GAAP as permitted by the regulations of the U.S. Securities and Exchange Commission, which allow omission of the requirement to quantify, in the US GAAP reconciliation, the differences attributable to the effects of comprehensive inflation adjustments recorded locally, are set forth in Notes 22 and 23.

Mexico City, Mexico
January 21, 2003

Consolidated Balance Sheets

At December 31, 2002 and 2001
Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002

ASSETS	2002	2002	2001
Current Assets:			
Cash and cash equivalents	$ 590,057	Ps. 6,171,394	Ps. 4,523,063
Accounts receivable:			
Trade	52,396	548,010	587,823
Notes	966	10,105	25,600
Other	19,351	202,414	327,667
	72,713	760,529	941,090
Recoverable taxes	23,033	240,905	2,288
Inventories	71,401	746,786	576,525
Prepaid expenses	6,789	70,994	28,378
Total Current Assets	763,993	7,990,608	6,071,344

	2002	2002	2001
Property, Plant and Equipment:			
Land	$ 73,726	Ps. 771,104	Ps. 757,171
Buildings, machinery and equipment	828,558	8,665,889	8,000,238
Accumulated depreciation	(297,615)	(3,112,760)	(2,637,529)
Construction in progress	34,483	360,655	305,520
Bottles and cases	27,174	284,218	212,308
Total Property, Plant and Equipment, Net	666,326	6,969,106	6,637,708
Investments in Shares	11,085	115,941	128,044
Deferred Charges, Net	80,163	838,430	527,334
Goodwill, Net	24,712	258,459	895,983
TOTAL ASSETS	$ 1,546,279	Ps. 16,172,544	Ps. 14,260,413

Consolidated Balance Sheets

LIABILITIES AND STOCKHOLDERS' EQUITY		2002	2001
Current Liabilities:			
Bank loans and interest	$ 6,874	Ps. 71,900	Ps. 66,949
Current maturities of long-term debt	889	9,294	13,400
Suppliers	151,661	1,586,225	1,511,244
Accounts payable	38,900	406,872	348,632
Accrued taxes	21,159	221,299	396,829
Other liabilities	23,293	243,608	90,176
Total Current Liabilities	242,776	2,539,198	2,427,230
Long-term Liabilities:			
Long-term debt	303,070	3,169,810	2,949,391
Pension plan	15,577	162,923	154,626
Seniority premiums	2,026	21,191	19,124
Deferred taxes	75,283	787,386	670,278
Other liabilities	35,200	368,159	359,761
Total Long-term Liabilities	431,156	4,509,469	4,153,180
Total Liabilities	$ 673,932	Ps. 7,048,667	Ps. 6,580,410

		2002	2001
Stockholders' Equity:			
Capital stock	$ 226,557	Ps. 2,369,560	Ps. 2,369,550
Additional paid-in capital	159,397	1,667,130	1,667,130
Retained earnings from prior years	636,717	6,659,422	5,042,066
Net income for the year	245,169	2,564,218	2,202,334
Cumulative translation adjustment	(91,568)	(957,706)	(502,357)
Cumulative result of holding nonmonetary assets	(303,925)	(3,178,747)	(3,098,730)
Total Stockholders' Equity	872,347	9,123,877	7,680,003
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,546,279	Ps.16,172,544	Ps.14,260,413

The accompanying notes are an integral part of these consolidated balance sheets.

Mexico, D.F., January 21, 2003

CARLOS SALAZAR LOMELÍN
Chief Executive Officer

HECTOR TREVIÑO GUTIÉRREZ
Chief Financial and Administrative Officer

Consolidated Income Statements

For the years ended December 31, 2002, 2001 and 2000
Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002

	2002 ($)	2002 (Ps.)	2001	2000
Net sales	$ 1,672,392	Ps. 17,491,545	Ps. 16,612,302	Ps. 15,968,453
Other operating revenues	12,283	128,473	117,171	66,936
Total revenues	1,684,675	17,620,018	16,729,473	16,035,389
Cost of sales	777,327	8,130,063	7,737,834	7,773,266
Gross profit	907,348	9,489,955	8,991,639	8,262,123
Operating expenses:				
Administrative	133,521	1,396,501	1,287,196	1,304,309
Selling	345,725	3,615,952	3,730,871	3,769,337
	479,246	5,012,453	5,018,067	5,073,646
Goodwill amortization	3,569	37,335	100,671	108,280
Income from operations	424,533	4,440,167	3,872,901	3,080,197
Integral cost of financing:				
Interest expense	(31,946)	(334,124)	(329,762)	(366,516)
Interest income	24,150	252,587	273,807	137,603
Foreign exchange gain (loss), net	18,854	197,195	(6,300)	(378,167)
Gain (loss) on monetary position	36,861	385,530	(80,966)	6,736
	47,919	501,188	(143,221)	(600,344)
Other expense, net	$ 51,085	Ps. 534,274	Ps. 37,312	Ps. 95,980

	2002 ($)	2002 (Ps.)	2001	2000
Income for the year before income taxes, employee profit sharing and change in accounting principles	$ 421,367	Ps. 4,407,081	Ps. 3,692,368	Ps. 2,383,873
Income taxes and employee profit sharing	176,198	1,842,863	1,461,062	1,025,555
Income for the year before change in accounting principles	245,169	2,564,218	2,231,306	1,358,318
Change in accounting principles	–	–	28,972	–
Net income for the year	$ 245,169	Ps. 2,564,218	Ps. 2,202,334	Ps. 1,358,318
Weighted average shares outstanding (in thousands)	1,425,000	1,425,000	1,425,000	1,425,000
Income per share before change in accounting principles	$ 0.17	Ps. 1.80	Ps. 1.57	Ps. 0.95
Net income per share	$ 0.17	Ps. 1.80	Ps. 1.55	Ps. 0.95

The accompanying notes are an integral part of these consolidated income statements.

Consolidated Statements of Changes in Financial Position

For the years ended December 31, 2002, 2001 and 2000
Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002

RESOURCES GENERATED BY (USED IN):	2002	2002	2001	2000
Operating Activities:				
Net income for the period	$ 245,169	Ps. 2,564,218	Ps. 2,202,334	Ps. 1,358,318
Depreciation	49,805	520,909	594,595	650,733
Breakage of bottles and cases	18,364	192,074	198,837	279,059
Goodwill amortization and impairment	41,989	439,158	100,671	108,280
Amortization and other	27,531	287,944	171,839	228,749
	382,858	4,004,303	3,268,276	2,625,139
Working Capital:				
Accounts receivable	17,264	180,561	(188,685)	(70,557)
Inventories	(20,376)	(213,110)	(147,599)	(13,525)
Prepaid expenses and recoverable taxes	(54,334)	(568,284)	14,731	(21,197)
Suppliers	7,169	74,981	266,601	137,308
Accounts payable and other	20,238	211,672	(34,171)	107,121
Accrued taxes	10,663	111,521	155,520	(219,290)
Interest payable	473	4,947	(6,374)	(5,807)
Pension plan and seniority premiums	(531)	(5,553)	14,540	4,877
RESOURCES GENERATED BY OPERATING ACTIVITIES	363,424	3,801,038	3,342,839	2,544,069

	2002	2002	2001	2000
Investing Activities:				
Property, plant and equipment	$ (82,795)	Ps. (865,951)	Ps. (729,911)	Ps. (765,779)
Retirements of property, plant and equipment	–	–	129,448	5,555
Investments in shares and deferred charges	(45,410)	(474,946)	(225,695)	(160,362)
RESOURCES USED IN INVESTING ACTIVITIES	(128,205)	(1,340,897)	(826,158)	(920,586)
Financing Activities:				
Amortization in real terms of financing for the purchase of Coca-Cola FEMSA Buenos Aires shares	22,565	236,008	(270,440)	(212,260)
Translation adjustment in Coca-Cola FEMSA Buenos Aires investment	(43,537)	(455,349)	719,556	(72,179)
Proceeds form issuance of long-term debt	(1,883)	(19,691)	(18,066)	25,022
Dividends paid	(55,931)	(584,978)	(318,781)	(260,348)
Other liabilities	1,165	12,200	103,426	43,221
RESOURCES GENERATED BY (USED IN) FINANCING ACTIVITIES	(77,620)	(811,810)	215,695	(476,544)
Increase in cash and cash equivalents	157,599	1,648,331	2,732,376	1,146,939
Cash and cash equivalents at beginning of the year	432,459	4,523,063	1,790,687	643,748
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	$ 590,057	Ps. 6,171,394	Ps. 4,523,063	Ps. 1,790,687

The accompanying notes are an integral part of these consolidated statements of changes in financial position.

Consolidated Statements of Changes in Stockholders' Equity

For the years ended December 31, 2002, 2001 and 2000
Amounts expressed in constant Mexican Pesos (Ps.) as of December 31, 2002

Description	Capital Stock	Additional Paid-In Capital	Retained Earnings from Prior Years	Net Income for the Year	Cumulative Translation Results	Cumulative Result of Holding Nonmonetary Assets	Total Stockholders' Equity
Consolidated Balances at December 31, 1999	Ps. 2,369,560	Ps. 1,667,130	Ps. 4,002,913	Ps. 1,017,684	Ps. (1,149,734)	Ps. (2,721,187)	Ps. 5,186,366
Transfer of income of prior year			1,017,684	(1,017,684)			–
Dividends paid			(260,348)				(260,348)
Initial effect of deferred income taxes			(757,720)				(757,720)
Comprehensive income				1,358,318	(72,179)	(38,824)	1,247,315
Consolidated Balances at December 31, 2000	Ps. 2,369,560	Ps. 1,667,130	Ps. 4,002,529	Ps. 1,358,318	Ps. (1,221,913)	Ps. (2,760,011)	Ps. 5,415,613
Transfer of income of prior year			1,358,318	(1,358,318)			–
Dividends paid			(318,781)				(318,781)
Comprehensive income				2,202,334	719,556	(338,719)	2,583,171
Consolidated Balances at December 31, 2001	Ps. 2,369,560	Ps. 1,667,130	Ps. 5,042,066	Ps. 2,202,334	Ps. (502,357)	Ps. (3,098,730)	Ps. 7,680,003
Transfer of income of prior year			2,202,334	(2,202,334)			–
Dividends paid			(584,978)				(584,978)
Comprehensive income				2,564,218	(455,349)	(80,017)	2,028,852
Consolidated Balances at December 31, 2002	Ps. 2,369,560	Ps. 1,667,130	Ps. 6,659,422	Ps. 2,564,218	Ps. (957,706)	Ps. (3,178,747)	Ps. 9,123,877

The accompanying notes are an integral part of these consolidated statements of changes in stockholders' equity.

Notes to the Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000
Amounts expressed in thousands of U.S. Dollars ($) and constant Mexican Pesos (Ps.) as of December 31, 2002

NOTE 1 ACTIVITIES OF THE COMPANY

Coca-Cola FEMSA, S.A. de C.V. ("Coca-Cola FEMSA") is a Mexican corporation whose main activity is the acquisition, holding and transferring of all types of bonds, capital stock, shares and marketable securities.

Coca-Cola FEMSA is an association between Fomento Económico Mexicano, S.A de C.V. (FEMSA), which indirectly owns 51% of the capital stock, and The Coca-Cola Company that indirectly owns 30% of the capital stock. The remaining 19% of the shares are quoted on the Bolsa Mexicana de Valores, S.A. de C.V. (BMV: KOFL) and the New York Stock Exchange, Inc. (NYSE: KOF).

Coca-Cola FEMSA and its subsidiaries ("the Company"), as an economic unit, are engaged in the production, distribution and marketing of certain Coca-Cola trademark beverages in two territories in Mexico and one territory in Argentina. The Valley of Mexico territory includes all of Mexico City and a substantial portion of the state of Mexico. The Southeastern Mexican territory covers the states of Tabasco, Chiapas and contiguous portions of the state of Oaxaca and the southern portion of the state of Veracruz. The Argentine territory includes Buenos Aires City and a substantial portion of the greater Buenos Aires area.

On November 5, 2001, the Company entered into a franchise agreement with FEMSA for the production, distribution and sale of the Mundet brand beverages throughout the territories where the Company operates.

On December 23, 2002, Coca-Cola FEMSA reached a definitive agreement to acquire Panamerican Beverages, Inc. ("Panamco") in a transaction valued at $3.6 billion, including assumption of $880 million in estimated net debt as of December 31, 2002.

The transaction has been approved by the Boards of Directors of both companies. However, there can be no assurances that this transaction will be completed, and consummation of this business combination is subject to several significant conditions, such as the approval by the shareholders of Panamco, customary regulatory approvals, the securing of financing for the transaction, the maintenance of specified credit ratings by Coca-Cola FEMSA, and other customary closing conditions.

The transaction will be financed with $2.05 billion of new indebtedness for which Coca-Cola FEMSA has obtained formal commitments from JP Morgan Chase and Morgan Stanley, equity contributions from FEMSA and The Coca-Cola Company, and cash on hand. These funds will also be used to refinance approximately $464 million of Panamco's existing indebtedness.

NOTE 2 BASIS OF PRESENTATION

The consolidated financial statements of the Company are prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP"), which differ in certain significant respects from generally accepted accounting principles in the United States of America ("US GAAP") as further explained in Note 22. A reconciliation from Mexican GAAP to US GAAP is included in Note 23.

The consolidated financial statements are stated in thousands of Mexican pesos ("Ps"). The translations of Mexican pesos into U.S. dollars ("$") are included solely for the convenience of the reader, using the exchange rate as of December 31, 2002 of Ps. 10.459 Mexican pesos to one U.S. dollar. Such convenience translations should not be construed as representations that the Mexican peso accounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other exchange rate.

The consolidated financial statements include the financial statements of Coca-Cola FEMSA and those of all companies in which it owns directly a majority of the outstanding capital stock and/or exercises control. All intercompany balances and transactions have been eliminated in such consolidation.

The subsidiaries of Coca-Cola FEMSA are:

Valley of Mexico:	Propimex, S.A. de C.V.
	Refrescos y Aguas Minerales, S.A. de C.V.
	Administración y Asesoría Integral, S.A. de C.V.
Southeast of Mexico:	Inmuebles del Golfo, S.A. de C.V.
Argentina:	Coca-Cola FEMSA de Buenos Aires S.A.

NOTE 3 FOREIGN SUBSIDIARY INCORPORATION

The accounting records of the foreign subsidiaries are maintained in the currency of the country where they are located.

The financial statements of the foreign subsidiaries are restated to the purchasing power of the local currency at the end of the year applying the inflation rate of the country of origin and are subsequently translated into Mexican pesos using the year-end exchange rate for their inclusion in the consolidated financial statements.

The variation in a net investment in foreign subsidiaries generated by exchange rate fluctuations is included in the cumulative translation adjustment and is recorded directly in stockholders' equity.

The foreign exchange gain or loss generated from the financing obtained to acquire foreign subsidiaries, net of the related tax effect, is included in the cumulative translation adjustment, since the net investment in the foreign subsidiary is considered to be an economic hedge of such debt. Although, if the financing obtained is higher than the investment made to acquire the foreign subsidiary, the foreign exchange gain or loss of the difference between that financing and the economic hedge is recorded in the results of the year.

The gain or loss on monetary position resulting from the financing designated to an economic hedge is computed using the inflation rate of the country in which the acquired subsidiary is located, because it is considered an integral part of the investment in such subsidiary, and is included in the integral result of financing.

The goodwill resulting from the acquisition of foreign subsidiaries is maintained in the functional currency of the foreign subsidiary, since such investment will be recovered in such currency, and is restated applying the inflation factor of the country of origin and using the year-end exchange rate.

In December 2001, the Argentine government adopted a series of economic measures, the most important of which consisted of restrictions on cash withdrawals and foreign exchange transactions. On January 6, 2002, the Argentine government published the Economic Emergency Law that will be in effect through December 10, 2003. This law grants powers to the government to establish the system that will determine the exchange rate of the Argentine peso with respect to foreign currencies and to establish foreign exchange regulations.

Due to the instability of the Argentine economy and the devaluation of the Argentine peso, the Company has recognized a loss in the value of its investment in Coca-Cola FEMSA de Buenos Aires, S.A. ("Coca-Cola FEMSA de Buenos Aires"). As of December 31, 2002, this situation continues, and the losses accumulated in stockholders' equity generated by the Argentine peso devaluation amount to Ps. 1,538,745.

Additionally, as a result of the continuing difficult economic situation in Argentina, the uncertainty with respect to the period of recovery and the instability of the exchange rate, on July 1, 2002 the Company determined the value of Coca-Cola FEMSA de Buenos Aires based on price market value multiples of comparable businesses resulting in the recognition of an impairment of goodwill generated by the acquisition in the amount of Ps. 401,823, which was recognized in other expenses in the results of the year. As a result, the net investment in Coca-Cola FEMSA de Buenos Aires is no longer considered to be an economic hedge of the liabilities denominated in U.S. dollars incurred to acquire Coca-Cola FEMSA de Buenos Aires.

NOTE 4 SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting policies are in accordance with Mexican GAAP, which require that the Company's management make certain estimates and use certain assumptions to determine the valuation of various items included in the consolidated financial statements.

The Company's management believes that the estimates and assumptions used were appropriate as of the date of these consolidated financial statements.

The significant accounting policies are as follows:

a) Recognition of the Effects of Inflation:
The recognition of the effects of inflation in the financial information consists of:

> Restating nonmonetary assets such as inventories and fixed assets, including related costs and expenses when such assets are consumed or depreciated.

> Restating capital stock, additional paid-in capital and retained earnings by the amount necessary to maintain the purchasing power equivalent in Mexican pesos on the dates such capital was contributed or income was generated through the use of factors derived from the National Consumer Price Index ("NCPI").

> Including in stockholders' equity the cumulative effect of holding nonmonetary assets, which is the net difference between changes in the replacement cost of nonmonetary assets and adjustments based upon NCPI factors.

The Company restates its consolidated financial statements in terms of the purchasing power of the Mexican peso as of the date of the most recent balance sheet presented by using NCPI factors for Mexican subsidiaries, and by using for foreign subsidiaries the inflation rate plus the latest year-end exchange rate of the country in which the foreign subsidiary is located.

The Company restates its income statement using NCPI factors determined from the month in which the transaction occurred to the most recent balance sheet date.

Financial information for the Mexican subsidiaries for prior years was restated using NCPI factors. Financial information for foreign subsidiaries and affiliated companies included in the consolidated financial statements was restated using the inflation rate of the country in which the foreign subsidiary or affiliated company is located and then translated at the year-end exchange rate of the Mexican peso (see Note 3).

Accordingly, the amounts presented are comparable with each other and with the preceding years since all are expressed in the purchasing power of the respective currencies as of the end of the latest year presented.

b) Cash and Cash Equivalents:
Cash consists of non-interest bearing bank deposits. Cash equivalents consist principally of short-term bank deposits and fixed-rate investments with banks and brokerage houses valued at quoted market prices.

c) Inventories and Cost of Sales:
The value of inventories is adjusted to replacement cost, without exceeding market value. Cost of sales is determined based on replacement cost at the time of sale. Advances to suppliers to purchase raw materials and spare parts are included in the inventory account and are restated by applying NCPI inflation factors, considering their average age.

d) Prepaid Expenses:
These represent payments for services that will be received over the next 12 months. Prepaid expenses are recorded at historical cost and are recognized in the income statement in the month in which the services or benefits are received. Prepaid expenses are principally represented by advertising, leasing and promotional expenses.

Advertising costs consist of television and radio advertising airtime paid in advance, which are generally amortized over a 12-month period based on the transmission of the television and radio spots. The related production costs are recognized in the results of operations the first time the advertising takes place.

Promotional costs are expensed as incurred, except for those promotional costs related to the launching of new products or presentations. Those costs are recorded as prepaid expenses and amortized over the year, during which they are estimated to increase sales of the related products or presentations to normal operating levels, which is generally one year (see Note 7).

e) Property, Plant and Equipment:
Are initially recorded at their acquisition and/or construction cost. Property, plant and equipment of domestic origin, except bottles and cases (see Note 4 g), are restated by applying NCPI inflation factors. Imported equipment is restated by applying the inflation rate of the country of origin, and then translated at the year-end exchange rate.

Depreciation of property, plant and equipment is computed using the straight-line method based on the value of the assets reduced by their residual values. Depreciation rates are determined by the Company together with independent appraisers, considering the estimated remaining useful lives of the assets.

The annual average depreciation rates of property, plant and equipment are as follows:

Building and construction	2.2%
Machinery and equipment	5.1%
Distribution equipment	7.1%
Other equipment	12.4%

f) Bottles and Cases:
Bottles and cases are recorded at acquisition cost and restated to their replacement cost. The Company classifies bottles and cases as property, plant and equipment.

Depreciation is computed only for tax purposes using the straight-line method at a rate of 10% per year. For financial reporting purposes, breakage is recorded as an expense as it is incurred. The Company estimates that breakage expense is similar to the depreciation calculated based on an estimated useful life of approximately five years for returnable glass bottles and one year for returnable plastic bottles. For the years ended December 31, 2002, 2001 and 2000, breakage expense amounted to Ps. 192,074, Ps. 198,837 and Ps. 279,059, respectively. Bottles and cases in circulation, which have been placed in the hands of customers, are presented net of deposits received from customers, and the difference between the cost of these assets and the deposits received is amortized according to their useful lives.

g) Investments in Shares:
The investments in shares of affiliated companies are initially recorded at their acquisition cost and subsequently valued using the equity method. Investments in affiliated companies in which the Company does not have significant influence are recorded at cost and restated based upon NCPI factors.

h) Deferred Charges:
Represent payments whose benefits will be received in future year. These consist principally of:

> Investment in refrigerators, which are placed in the market to showcase and promote the Company's products. These are depreciated over their estimated useful life of three years.

> Agreements with customers for the right to sell and promote the Company's products during certain periods of time, which are being considered as monetary assets and amortized in accordance with the timing of the receipt by the Company of such benefits, the average term of which is between three and four years.

> Leasehold improvements, which are restated by applying NCPI factors, considering their average age, are amortized using the straight-line method over the term in which the benefits are expected to be received.

i) Goodwill:
Represents the difference between the price paid and the book value of the shares and/or assets acquired, which is substantially equal to the fair value of such assets. Goodwill is amortized over a period of no more than 20 years. Goodwill is recorded in the functional currency of the subsidiary in which the investment was made and is restated by applying the inflation rate of the country of origin and the year-end exchange rate.

j) Payments from The Coca-Cola Company:
The Coca-Cola Company participates in the advertising and promotional programs of the Company. The resources received for advertising and promotional incentives are included as a reduction of selling expenses. The net expenses incurred were Ps. 714,840, Ps. 692,619 and Ps. 707,252, during the years ended December 31, 2002, 2001 and 2000, respectively.

In addition, The Coca-Cola Company has made payments in connection with Coca-Cola FEMSA's *refrigeration* equipment investment program. These resources are related to the increase in volume sales of Coca-Cola products that result from such expenditures and will be reimbursed if the established conditions in the contracts are not met. The refrigeration equipment is recorded in "Deferred Charges" net of the participation of The Coca-Cola Company.

k) Labor Liabilities:
Labor liabilities include obligations for pension and retirement plan and seniority premiums based on actuarial calculations by independent actuaries, using the projected unit credit method. These liabilities are considered to be nonmonetary, and are restated using NCPI factors, with such restatement presented in stockholders' equity. The increase in labor liabilities of the year is charged to expense in the income statement (see Note 13).

The unamortized prior service costs of the pension and retirement plan, and seniority premium are recorded as expenses in the income statement, and are amortized over the estimated 14-year period during which the employees will receive the benefits of the plan, beginning in 1996.

The subsidiaries of the Company (except Coca-Cola FEMSA de Buenos Aires) have established funds for the payment of pension benefits through irrevocable trusts with the employees as beneficiaries.

Severance indemnities are charged to expenses on the date that they are incurred. The severance payments resulting from the Company's reduction of personnel, as a result of the restructuring of certain areas, are included in other expenses, net. During the years ended December 31, 2002, 2001 and 2000, these amounted to Ps. 63,175, Ps. 25,992 and Ps. 32,170, respectively.

l) Revenue Recognition:
Revenue is recognized upon shipment of goods to customers or upon delivery to the customer and the customer has taken ownership of the goods.

m) Income Tax, Tax on Assets and Employee Profit Sharing:
The Company determines and records its income tax ("ISR"), tax on assets ("IMPAC") and employee profit sharing ("PTU") in accordance with the tax legislation and revised Bulletin D-4, "Tratamiento Contable del Impuesto Sobre la Renta, del Impuesto al Activo y la Participación de los Trabajadores en las Utilidades" (Accounting for Income Tax, Tax on Assets and Employee Profit Sharing), which requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The balance of deferred income tax and deferred tax on assets is determined using the liability method, which takes into account all temporary differences between the accounting and tax bases of assets and liabilities. Deferred employee profit sharing is calculated considering only those temporary differences that arise from the reconciliation between the accounting income for the year and the bases for employee profit sharing, that are expected to generate a benefit or liability.

The balance of deferred taxes is comprised of monetary and nonmonetary items, based on the temporary differences from which it is derived. Deferred taxes are classified as a long-term asset or liability, regardless of when the temporary differences are expected to reverse.

The deferred tax provision for the year to be included in the results of operations is determined by comparing the deferred tax balance at the end of the year to the balance at the beginning of the year, excluding from both balances any temporary differences that are recorded directly in stockholders' equity. The deferred taxes related to such temporary differences are recorded in the same stockholders' equity account. The initial effect of the application of this new bulletin as of January 1, 2000 was recorded in retained earnings (see Note 19 d).

Each subsidiary determines and records its taxes as if it had filed separately based on the tax incurred during the year, in accordance with tax legislation. Therefore, the income tax provision reflected in the consolidated financial statements represents the sum of the provision for the subsidiaries and Coca-Cola FEMSA.

FEMSA has received authorization from the Secretaría de Hacienda y Crédito Público ("SHCP") to prepare its income tax and tax on asset returns on a consolidated basis, which includes the proportional taxable income or loss of its Mexican subsidiaries, which is 60% of the stockholders' participation.

n) Integral Cost of Financing:
The integral cost of financing includes:

Interest:
Interest income and expenses are recorded when earned or incurred, respectively.

Foreign Exchange Gains and Losses:
Transactions in foreign currency are recorded in Mexican pesos using the exchange rate applicable on the date they occur. Assets and liabilities in foreign currencies are adjusted to the year-end exchange rate, recording the resulting foreign exchange gain or loss directly in the income statement, except for the foreign exchange gain or loss from financing obtained for the acquisition of foreign subsidiaries (see Note 3).

(Gain) Loss on Monetary Position:
This is the result of the effects of inflation on monetary items. The gain (loss) on monetary position for Mexican subsidiaries is computed by applying NCPI factors to the net monetary position at the beginning of each month, excluding the financing contracted for the acquisition of foreign companies (see Note 3).

The gain (loss) on monetary position of foreign subsidiaries is computed by applying the monthly inflation rate of the country in which such subsidiary is located to the net monetary position at the beginning of each month, expressed in such country's local currency, then translating the monthly results into Mexican pesos using the year-end exchange rate, except as mentioned in Note 3.

o) Financial Instruments:
The Company contracts financial instruments to manage the financial risks associated with its operations. If the instrument is used to manage the risk related with the Company's operations, the effect is recorded in cost of sales and in operating expenses, interest expense or in the foreign exchange loss (gain), depending on the related contract.

Prior to 2001, the Company recorded in the result of the year the effect of financial instruments at their maturity date except for foreign exchange options, for which the premium paid was amortized throughout the life of the contract.

Beginning in January 2001, Bulletin C-2, "Instrumentos Financieros" (Financial Instruments), went into effect, which requires an enterprise to record all financial instruments in the balance sheet as assets or liabilities. The bulletin requires that financial instruments entered into for hedging purposes be valued using the same valuation criteria applied to the hedged asset or liability.

Additionally, financial instruments entered into for purposes other than hedging the operations of the Company should be valued at fair market value. The difference between the financial instrument's initial value and fair market value should be recorded in the income statement at the end of the year. The initial effect of this bulletin is included in net income of 2001, net of taxes, as a change in accounting principle, which amounted to Ps. 28,972.

p) Cumulative Result of Holding Nonmonetary Assets:
This represents the sum of the differences between book values and restatement values, as determined by applying NCPI factors to nonmonetary assets such as inventories and fixed assets, and their effect on the income statement when the assets are consumed or depreciated.

q) Comprehensive Income:
Comprehensive income is comprised of the net income and other comprehensive income items such as the translation adjustment and the result of holding nonmonetary assets and is presented in the consolidated statement of changes in stockholders' equity.

NOTE 5 OTHER ACCOUNTS RECEIVABLE

		2002		2001
The Coca-Cola Company	Ps.	**113,753**	Ps.	140,186
Alpla, S.A. de C.V.		**41,787**		141,782
Arteva, S.A. de C.V.		**2,249**		9,053
Advances to employees		**11,517**		-
Insurance claims		**3,066**		4,412
Loans to employees		**186**		4,616
Guarantee deposits		**4,788**		3,049
Other		**25,068**		24,569
	Ps.	**202,414**	Ps.	327,667

The changes in the allowance for doubtful accounts are as follows:

		2002		2001
Balance at the beginning of the year	Ps.	**9,380**	Ps.	13,932
Provision for the year		**18,074**		19,650
Write-offs		**(14,849)**		(23,458)
Restatement of initial balance		**(1,580)**		(744)
Balance at the end of the year	Ps.	**11,025**	Ps.	9,380

NOTE 6 INVENTORIES

		2002		2001
Finished products	Ps.	**205,909**	Ps.	192,825
Raw materials		**240,640**		251,047
Spare parts		**76,804**		80,216
Advances to suppliers		**217,782**		45,897
Work-in-process		**1,294**		898
Advertising and promotional materials		**4,357**		5,642
	Ps.	**746,786**	Ps.	576,525

NOTE 7 PREPAID EXPENSES

	2002	2001
Advertising	Ps. 48,612	Ps. 14,869
Insurance	1,964	3,081
Other	20,418	10,428
	Ps. 70,994	Ps. 28,378

The advertising and promotional expenses recorded in the income statement for the years ended December 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Advertising	Ps. 490,927	Ps. 497,071	Ps. 616,584
Promotional expenses	121,498	104,751	114,099

NOTE 8 INVESTMENTS IN SHARES

Company	Ownership	2002	2001
Coca-Cola FEMSA:			
Industria Envasadora de			
Querétaro, S.A. de C.V. ("IEQSA")	19.60%	Ps. 67,643	Ps. 62,313
Coca-Cola FEMSA de Buenos Aires:			
Complejo Industrial Can, S.A. ("CICAN")	48.10%	46,417	63,923
Other	Various	1,881	1,808
		Ps. 115,941	Ps. 128,044

NOTE 9 PROPERTY, PLANT AND EQUIPMENT

	2002	2001
Land	Ps. 771,104	Ps. 757,171
Buildings, machinery and equipment	8,665,889	8,000,238
Accumulated depreciation	(3,112,760)	(2,637,529)
Construction in progress	360,655	305,520
Bottles and cases	284,218	212,308
	Ps. 6,969,106	Ps. 6,637,708

The Company identified fixed assets consisting mainly of land, buildings and equipment for disposal, in accordance with an approved program for the disposal of certain investments, which at December 31, 2001 amounted to Ps. 25,225 (nominal value). Such assets are not in use and have been valued at their estimated realizable value, according to independent appraisals. Those fixed assets recorded at their estimated realizable value are considered monetary assets on which a loss on monetary position is computed and recorded in the results of operations.

NOTE 10 DEFERRED CHARGES

	2002	2001
Refrigeration equipment	Ps. 385,736	Ps. 305,496
Leasehold improvements	27,741	66,260
Intangible labor asset (see Note 13)	12,620	10,035
Bonus program (see Note 14)	–	2,902
Yankee bond	23,236	29,634
Agreements with customers	72,293	67,190
Pallets	55,327	35,678
Deferred acquisition costs	261,477	–
Other	–	10,139
	Ps. 838,430	Ps. 527,334

NOTE 11 BALANCES AND TRANSACTIONS WITH RELATED PARTIES AND ASSOCIATED COMPANIES

The consolidated balance sheet and income statement include the following balances and transactions with related parties and affiliated companies:

a) FEMSA and Subsidiaries:

Balance Sheet	2002	2001
Assets (accounts receivable)	Ps. 18,670	Ps. 19,341
Liabilities (suppliers and other liabilities)	200,162	116,923

Income Statement	2002	2001	2000
Sales and other revenues	Ps. 139,928	Ps. 118,420	Ps. 87,985
Purchases of inventories	825,957	550,848	616,325
Operating expenses	660,378	626,913	673,651

b) The Coca-Cola Company:

Balance Sheet	2002	2001
Assets (accounts receivable)	Ps. 113,753	Ps. 140,186
Liabilities (suppliers and other liabilities)	312,329	152,904

Income Statement	2002	2001	2000
Purchases of concentrate	Ps. 2,558,521	Ps. 2,643,392	Ps. 2,586,255
Interest expense	14,726	23,248	28,604

c) Other associated companies:

For the years ended December 31, 2002, 2001 and 2000, the Company's subsidiaries received services from other companies in which stockholders of the Company have and equity interest.

Interest:		2002		2001		2000
Expense	Ps.	–	Ps.	–	Ps.	33
Income		**63,408**		62,701		15,827

Purchases of canned products from:		2002		2001		2000
IEQSA	Ps.	**171,802**	Ps.	429,945	Ps.	220,004
CICAN		**62,885**		122,003		133,100

NOTE 12 BALANCES AND TRANSACTIONS IN FOREIGN CURRENCY

Assets, liabilities and transactions denominated in a foreign currency other than the functional currency of the reporting unit, translated into U.S. dollars, are as follows:

		Thousands of U.S. Dollars					
Balances:	Applicable Exchange Rate[1]		Short-Term		Long-Term		Total
December 31, 2002:							
Assets	**10.459**	**$**	**320,660**	**$**	**–**	**$**	**320,660**
Liabilities			**7,763**		**303,070**		**310,833**
December 31, 2001:							
Assets	9.18	$	182,935	$	–	$	182,935
Liabilities			7,772		303,959		311,731

(1) Mexican pesos per U.S. dollar

	Thousands of U.S. Dollars					
Income Statement		2002		2001		2000
Interest income	**$**	**2,931**	$	2,333	$	208
Interest expenses and commissions		**28,043**		28,809		28,428
	$	**(25,112)**	$	(26,476)	$	(28,220)

As of January 21, 2003, the issue date of these consolidated financial statements, the exchange rate was 10.696 Mexican pesos per one U.S. dollar, and the foreign currency position was similar to that at December 31, 2002.

NOTE 13 LABOR LIABILITIES

The actuarial calculations for the Mexican subsidiaries' pension and retirement plan and seniority premiums and the cost for the year were determined using the following long-term assumptions:

	Real Rates
Annual discount rate	6.00%
Salary increase	2.00%
Return on assets	6.00%

In June 2001 the Company decreased the projected service obligation derived from a change in the actuarial calculations motivated by a confirmation received from the Mexican Social Security Institute ("IMSS") regarding the interpretation of Article 28 of the Social Security Law in effect in July 1997, in which the IMSS increased the pensions to those insured for disability, old age, and discharge due to aging.

The balances of the liabilities and the trust assets, as well as the expenses for the year are as follows:

		2002	2001
Pension and retirement plans:			
Vested benefit obligation	Ps.	56,721	Ps. 63,208
Non-vested benefit obligation		90,010	48,032
Accumulated benefit obligation		146,731	111,240
Excess of projected benefit obligation over accumulated benefit obligation		26,196	15,701
Projected benefit obligation		172,927	126,941
Plan assets at fair value		(35,326)	(40,237)
Unfunded projected benefit obligation		137,601	86,704
Unrecognized net transition obligation services		(14,258)	(1,117)
Unrecognized actuarial net gain		39,580	69,039
Total	Ps.	162,923	Ps. 154,626

		2002		2001
Seniority premiums:				
Vested benefit obligation	Ps.	5,133	Ps.	5,380
Non-vested benefit obligation		15,897		13,313
Accumulated benefit obligation		21,030		18,693
Excess of projected benefit obligation over accumulated benefit obligation		1,936		1,756
Projected benefit obligation		22,966		20,449
Unrecognized net transition obligation services		(2,201)		(2,334)
Unrecognized net loss		(12,194)		(9,026)
		8,571		9,089
Additional labor liability		12,620		10,035
Total	Ps.	21,191	Ps.	19,124
Total Labor Liabilities	Ps.	184,114	Ps.	173,750

		2002		2001		2000
Expense for the Year:						
Pension and retirement plan	Ps.	11,907	Ps.	11,132	Ps.	22,929
Seniority premiums		5,218		4,996		5,276
	Ps.	17,125	Ps.	16,128	Ps.	28,205

The accumulated actuarial gains and losses were generated by the differences in the assumptions used for the actuarial calculations at the beginning of the year versus the real behavior of those variables at the end of the year.

At December 31, 2002 and 2001, the projected benefit obligation in some subsidiaries was less than the accumulated benefit obligation reduced by the amount of the plan assets at fair value, resulting in an additional liability, which is recorded as an intangible asset included in "Deferred charges, net" (see Note 10).

The trust assets consist of fixed income and variable funds, valued at market. The contribution to the pension plan trust by certain subsidiaries amounted to Ps. 100 (nominal value) at December 31, 2001.

The integral cost of financing includes the interest cost related to labor liabilities, net of the return on plan assets. This amounted to Ps. 5,286, Ps. 5,285 and Ps. 9,667 for the years ended December 31, 2002, 2001 and 2000, respectively.

NOTE 14 BONUS PROGRAM

Certain subsidiaries of the Company have implemented a bonus program for the benefit of certain executive officers of such subsidiaries. Under the terms of this program approved in April 1997, the executive officers were to be entitled on the fifth anniversary of the program to a cash payment of a special bonus based on the officer's salary and the amount of the increase in real terms in the market value of FEMSA and Coca-Cola FEMSA shares, during the preceding five years, provided that no payments would be made unless the market value of FEMSA and Coca-Cola FEMSA shares (equal parts) have at least doubled in real terms by such fifth anniversary. In March 2002, the Company amended certain terms of the program and extended the program by one year. As a result, the program will not expire until March 2003.

The Company hedged its potential obligation under the bonus program by investing in cash-settled options related to FEMSA shares, and such purchased options were deposited in a trust. The cost of the purchased options has been recorded in other assets, net and was amortized over the original five-year term of the options. As of December 31, 2002, the amount has been completely amortized, and as of December 31, 2001 the unamortized cost amounted to Ps. 2,902 (see Note 10).

The purchased options are "marked to market", and any income derived therefore is recorded only to the extent that such income exceeds the potential compensation as a function of the special bonuses that would be due based on the stock price at the end of each reporting year. As of the date of these financial statements, no income has been recorded.

Additionally, in 1999 the Company instituted a new compensation plan for certain key executives, which consists of granting them an annual bonus based on each executive's responsibilities within the organization and the executives' performance during the previous year, which is accrued over a period of five years beginning in 1999. The annual bonus is recorded in the result of operations of the year.

For each key executive, on an annual basis, the net after-tax amount will be irrevocably transferred in kind to a trust, which through the instructions of a technical committee can:

> Acquire stock of FEMSA or any of its subsidiaries that are listed on the Mexican stock exchange or certificates of deposit that represent shares listed in the NYSE, and/or

> Acquire purchase options of the stock mentioned above.

The executives will have access to the assigned stock or options in 20% increments in each of the five years following the granting of the bonus.

NOTE 15 BANK LOANS

Long-term bank loans and notes payable of the Company are as follows (denominated in U.S. dollars, unless otherwise indicated):

Bank	Interest Rate	2002	2001
Fixed Interest Rate:			
Yankee Bond	8.95%	**Ps. 2,091,800**	Ps. 1,940,652
Private placement with Citibank, N.A.	9.40%	**1,045,900**	970,326
GE Capital Leasing	9.44%	**36,908**	40,777
		3,174,608	2,951,755
Various	Libor + 2	**4,496**	11,036
Current maturities of long-term debt		**(9,294)**	(13,400)
		Ps. 3,169,810	Ps. 2,949,391

As of December 31, 2002 and 2001 the Libor rate was 1.38% and 1.88%, respectively.

Maturities of long-term bank loans as of December 31, 2002 are as follows:

2004	**Ps. 1,055,194**
2005	**7,047**
2006	**2,098,846**
2007	**6,961**
2008	**1,762**
	Ps. 3,169,810

As of December 31, 2002, the Company was in compliance with all restrictions and covenants established in its loan agreements.

NOTE 16 FAIR VALUE OF FINANCIAL INSTRUMENTS

a) Long-term Debt:

The fair value of long-term bank loans and syndicated loans is based on the discounted value of contractual cash flows. The discount rate is estimated using rates currently offered for debt with similar remaining maturities. The fair value of long-term notes payable is based on quoted market prices.

	2002	2001
Carrying value	**Ps. 3,179,096**	Ps. 2,962,791
Fair value	**3,600,030**	3,294,218

b) Cash-Settled Options:

The terms of accounting for the cash-settled options are described in Note 14. The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The Company does not anticipate canceling these agreements and expects them to expire as originally contracted.

c) Forward Agreements to Purchase-Sell U.S. Dollars:

At December 31, 2002 and December 31, 2001, the Company does not have any forward agreements to hedge its operations denominated in U.S. dollars.

As of December 31, 2000, the Company had 35 contracts to buy and sell U.S. dollars for a total amount of $131,400 maturing during 2001. The agreements for the sale of U.S. dollars were for the same amount and mature on the same date as the agreements to purchase U.S. dollars. The goal was to manage the Company's foreign exchange risk. The Company had 10 forward agreements to purchase Argentine pesos for a total amount of $100,000, which expired during November and December 2001.

d) Call Options:
At December 31, 2000, the Company had contracts to purchase and sell U.S. dollars for a total amount of $87,600 during 2001.

e) Commodity Price Contracts:
On December 31, 2002 the Company signed various derivative contracts with different financial institutions to hedge the cost of aluminum for 2003 and 2004. These contracts vary in nature of diversify the instruments, thereby minimizing the risk for the Company.

Maturity Date	Contract Type	Notional Amount (Ps.)
2003	Seagull	23,806
	Swaps	53,589
2004	Swaptions	34,556
	Swaps	20,189

The fair value is estimated based on quoted market prices to terminate the contracts at the reporting date. The Company does not anticipate canceling these agreements and expects them to expire as originally contracted.

NOTE 17 STOCKHOLDERS' EQUITY

As of December 31, 2002, the capital stock of the Company is comprised of 1,425 million common shares without par value and with foreign ownership restrictions. Fixed capital amounts to Ps. 633,250 (nominal value) *and variable capital may not exceed 10 times the minimum fixed capital stock.*

The characteristics of the common shares are as follows:

> Series "A" and series "D" are ordinary, have unlimited voting rights, are subject to transfer restrictions, and at all times must represent a minimum of 75% of subscribed capital stock.

> Series "A" shares may only be acquired by Mexican individuals and may not represent less than 51% of the total subscribed capital stock.

> Series "D" shares have open subscription and cannot exceed 49% of the ordinary shares.

> Series "L" shares have limited voting and other corporate rights.

In addition, 270,750 thousand series "B" shares and 204,000 thousand series "L" shares have been authorized and issued but not subscribed.

As of December 31, 2002, Coca-Cola FEMSA's capital stock is comprised as follows:

Series	Number of Shares
Series A	726,750
Series D	427,500
Series L	270,750
Total	1,425,000

The restatement of stockholders' equity at December 31, 2002 for inflation is allocated to each of the various stockholders' equity accounts as follows:

	Historical	Restatement	Restated Value
Capital stock	Ps. 633,250	Ps. 1,736,310	Ps. 2,369,560
Additional paid-in capital	305,505	1,361,625	1,667,130
Retained earnings from prior years	4,145,392	2,514,030	6,659,422
Net income for the year	2,513,967	50,251	2,564,218

At an ordinary stockholders' meeting held on March 11, 2002, dividends in the amount of 0.3937 Mexican pesos per share (nominal value) were declared and subsequently paid in May 2002.

At an ordinary stockholder meeting held on March 11, 2002, the stockholders approved a maximum of Ps. 400,000 for a stock repurchase program.

The net income of each Mexican subsidiary is subject to a legal requirement that 5% thereof be transferred to a legal reserve until such reserve equals 20% of capital stock. This reserve may not be distributed to stockholders during the existence of the subsidiary, except as stock dividends. As of December 31, 2002, the legal reserve for Coca-Cola FEMSA amounts to Ps. 126,650 (nominal value).

From 1999 until 2002, the income tax rate was 35%, allowing the Company to defer payment of 3% in 1999 and 5% in 2000 and 2001, until the date on which the earnings were distributed as dividends on consolidated taxable income. Beginning in 1999, a previously taxable net income reinvested (Cuenta de Utilidad Fiscal Neta Reinvertida, "CUFINRE") was created. As of December 31, 2002, this item amounts to Ps. 4,847,626.

Beginning in 2002, based on the latest tax reform, the right to defer taxes is no longer available, and CUFINRE has to be applied before CUFIN.

NOTE 18 NET INCOME PER SHARE

This represents the net income corresponding to each share of the Company's capital stock, computed on the basis of the weighted average number of shares outstanding during the year. Additionally, the net income distribution according to the dividend rights of each share series is presented.

NOTE 19 TAX SYSTEM

a) Income Taxes:

Mexican income tax is computed on taxable income, which differs from accounting income principally due to the differences between purchases and cost of sales, the treatment of the integral cost of financing, the relative cost of labor liabilities and depreciation. Taxable income is increased or reduced by the effects of inflation on certain monetary assets and liabilities through the tax inflationary component, which is similar in concept to the gain on monetary position.

The statutory income tax rate from 2000 through 2002 is 35%. Beginning in 2003, the rate will be reduced one percentage point per year through 2005, when the rate will be 32%.

The taxable income of Coca-Cola FEMSA de Buenos Aires differs from accounting income mainly due to the differences in depreciation and labor liability provisions. The Argentine income tax rate is 35%.

b) Tax on Assets:
The Mexican tax on assets is computed at an annual rate of 1.8% based on the average of certain assets at a tax-restated value less certain liabilities. The tax on assets is paid only to the extent that it exceeds the income tax for the year. If in the year there is a tax on assets payment, this amount may be credited against any excess of income taxes over the tax on assets of the preceding three years. Additionally, this payment may be restated and credited against the excess of income taxes over asset taxes for the following 10 years.

The tax laws in Argentina established a Tax on Minimum Presumptive Income (TMPI), which, similar to the Mexican tax on assets, is paid only to the extent that it exceeds the income taxes for the period. Any required payment of TMPI is recoverable to the extent that the income taxes exceed the TMPI of the following four years.

c) Employee Profit Sharing:
Employee profit sharing is computed at the rate of 10% of the individual taxable income of each of the Mexican subsidiaries, except that depreciation of historical, rather than restated values is used, foreign exchange gains and losses are not included until the asset or liability is due, and the other effects of inflation are also excluded.

The present tax law in Argentina does not consider any employee profit sharing.

d) Deferred Income Taxes:
Beginning in 2000 revised Bulletin D-4 requires that deferred tax assets and liabilities be recorded for all temporary differences between the accounting and tax bases of assets and liabilities.

The temporary differences that generated deferred income tax liabilities (assets) are as follows:

Deferred Income Taxes		2002		2001
Current:				
Inventories	Ps.	**117,498**	Ps.	176,343
Other reserves		**(59,335)**		(54,913)
Noncurrent:				
Property, plant and equipment[1]		**624,157**		415,436
Investments in shares		**20,483**		22,946
Deferred charges		**147,256**		171,278
Pension plan and seniority premiums		**(62,673)**		(60,812)
	Ps.	**787,386**	Ps.	670,278

(1) Including bottles and cases.

As mentioned in clause a) above, in accordance with the tax reform the statutory rate will be reduced from 35% to 32%, resulting in a reduction of the balance of deferred taxes as of December 31, 2002 and 2001, based on the expected dates of reversal of the temporary differences.

The changes in the balance of the deferred income taxes for the year are as follows:

	2002	2001
Balance at the beginning of the year	Ps. **670,278**	Ps. 700,896
Provision for the year	**125,843**	51,001
Change on the statutory rate	**(41,323)**	(25,929)
Result of holding nonmonetary assets	**32,588**	(55,690)
Balance at the end of the year	Ps. **787,386**	Ps. 670,278

e) Income Taxes, Tax on Assets and Employee Profit Sharing Provisions:

	2002	2001	2000
Current income tax	Ps. **1,627,036**	Ps. 1,306,123	Ps. 843,662
Deferred income tax	**84,520**	25,072	57,056
Current employee profit sharing	**131,307**	129,867	124,837
	Ps. **1,842,863**	Ps. 1,461,062	Ps. 1,025,555

As of December 31, 2002 the Company does not have unamortized tax loss carryforwards or refundable tax on assets.

	2002	2001	2000
Statutory tax rate	**35.00%**	35.00%	35.00%
Gain from monetary position	**(3.06)**	(0.75)	(0.70)
Inflationary component	**0.58**	0.97	0.50
Non-deductible expenses and other	**0.95**	(0.15)	3.16
Goodwill impairment	**3.44**	-	-
Effective tax rate	**36.91%**	35.07%	37.96%

NOTE 20 CONTINGENCIES AND COMMITMENTS

a) Contingencies:

During 2002, the Company initiated an appeal related to the Special Tax on Products and Services (IEPS) applicable to inventories produced with high fructose content at the end of 2001 and early in 2002. The Company expects a favorable decision based on a legal opinion of the Company's tax attorneys.

b) Commitments:

As of December 31, 2002 the Company leases certain machinery and distribution equipment. The minimum lease commitments under the lease agreements are as follows:

2002	$ 5,749	Ps. 60,130
2003	5,958	62,314
2004	5,232	54,722
2005	1,772	18,535
2006	1,259	13,162
2007	164	1,719
	20,134	210,582

NOTE 21 INFORMATION BY SEGMENT

Relevant information concerning the subsidiaries of Coca-Cola FEMSA, divided by geographic areas, is presented as follows:

2002	Mexico	Buenos Aires[1]	Total
Total revenues	Ps. 16,198,490	Ps. 1,421,528	Ps. 17,620,018
Income from operations[1]	4,421,429	18,738	4,440,167
Interest expenses	330,189	3,935	334,124
Interest income	247,225	5,362	252,587
Income tax	1,728,367	(16,811)	1,711,556
Employee profit sharing	131,307	–	131,307
Depreciation and goodwill amortization	402,802	155,442	558,244
Goodwill impairment	240,150	161,673	401,823
Breakage of bottles and cases, amortization and other	470,228	9,790	480,018
Goodwill	106,412	152,047	258,459
Total long-term assets	7,041,957	881,520	7,923,477
Total assets[2]	14,777,920	1,262,466	16,040,386
Recoverable taxes	132,158	–	132,158
Total liabilities[2]	5,677,502	246,550	5,924,052
Tax liability[3]	1,004,422	120,193	1,124,615
Capital expenditures[4]	1,277,683	63,214	1,340,897

(1) Includes effect of goodwill amortization.
(2) Recoverable taxes and tax liability are not included in total assets and total liabilities.
(3) Includes deferred long-term income tax for 3% (see Note 19).
(4) Includes investments and divestiture in property, plant and equipment as well as deferred charges.

2001	Mexico	Buenos Aires[1]	Total
Total revenues	Ps. 15,180,604	Ps. 1,548,869	Ps. 16,729,473
Income from operations[1]	3,828,850	44,051	3,872,901
Interest expenses	327,422	2,340	329,762
Interest income	273,423	384	273,807
Income tax	1,299,890	31,305	1,331,195
Employee profit sharing	129,867	–	129,867
Depreciation and goodwill amortization	520,215	175,051	695,266
Breakage of bottles and cases, amortization and other	356,541	14,135	370,676
Goodwill	115,125	780,858	895,983
Total long-term assets	6,957,571	335,515	7,293,086
Total assets[2]	12,895,963	1,364,450	14,260,413
Total liabilities[2]	4,978,898	352,338	5,331,236
Tax liability[3]	1,143,523	105,651	1,249,174
Capital expenditures[4]	800,243	25,915	826,158

2000	Mexico	Buenos Aires[1]	Total
Total revenues	Ps. 14,477,916	Ps. 1,557,473	Ps. 16,035,389
Income from operations[1]	3,052,986	27,211	3,080,197
Interest expenses	363,747	2,769	366,516
Interest income	131,838	5,765	137,603
Income tax	869,745	30,973	900,718
Employee profit sharing	124,837	–	124,837
Depreciation and goodwill amortization	570,979	188,034	759,013
Breakage of bottles and cases, amortization and other	473,237	34,571	507,808
Capital expenditures[4]	874,489	46,097	920,586

(1) Includes effect of goodwill amortization.
(2) *Recoverable taxes and tax liability are not included in total assets and total liabilities.*
(3) Includes deferred long-term income tax for 3% (see Note 19).
(4) Includes investments and divestiture in property, plant and equipment as well as deferred charges.

NOTE 22 DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP

The consolidated financial statements of the Company are prepared in accordance with Mexican GAAP, which differs in certain significant respects from US GAAP. A reconciliation of the reported net stockholder's equity and comprehensive income to US GAAP is presented in Note 23. It should be noted that this reconciliation to US GAAP does not include the reversal of the restatement of the financial statements for inflation effects as required by Bulletin B-10, "Reconocimiento de los Efectos de Inflación en la Información Financiera" (Recognition of the Effects of Inflation in the Financial Information), of Mexican GAAP. The application of this bulletin represents a comprehensive measure of the effects of price-level changes in the Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting in Mexican pesos for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP *included in the reconciliation that affect the* consolidated financial statements of the Company are described as follow:

a) Restatement of Prior Year Financial Statements:
As explained in Note 4 a), in accordance with Mexican GAAP, the financial statements for Mexican subsidiaries for prior years were restated using NCPI factors, and for foreign subsidiaries for prior years was restated using *the inflation rate of the country in which the foreign subsidiary is located, then translated to Mexican pesos at* the year-end exchange rate (see Note 3).

Under US GAAP the restatement of prior year financial statements is not required. The Company follows the regulations of the Securities and Exchange Commission of the United States of America ("SEC"), which requires that the prior financial statements must be restated in constant units of the reporting currency, in this case, the Mexican peso, which requires the restatement of such prior-year amounts using NCPI factors. Additionally, all other US GAAP adjustments for prior years have been restated based upon SEC methodology.

b) Advances to Suppliers:
Under Mexican GAAP, advances to suppliers are recorded as inventories. Under US GAAP, advances to suppliers are recorded as prepaid expenses.

c) Promotional Expenses:
As explained in Note 4 d), for Mexican GAAP purposes the promotional costs related to the launching of new products or presentations are recorded as prepaid expenses. For US GAAP purposes, all promotional costs are expensed as incurred.

d) Goodwill:
As mentioned in Note 4 i), under Mexican GAAP, goodwill must be amortized over a period of no more than 20 years. Under US GAAP, in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, effective January 1, 2002 goodwill is no longer subject to amortization, but rather it is subject to periodic assessment for impairment by applying a fair-value-based test.

In connection with the transition provisions for adopting this standard, the Company performed a transitional impairment test as of January 1, 2002 and found no impairment. Subsequent impairment tests will be performed quarterly by the Company.

In accordance with SFAS No. 142, the Company discontinued the amortization of goodwill effective January 1, 2002. The financial statement impact was to reduce amortization expense and increase net income under US GAAP by $37,335 (Ps. .03 per share) for the year ended December 31, 2002. A reconciliation of previously reported net income and income per share under US GAAP to the amounts adjusted to exclude goodwill amortization is as follows:

	2002	2001	2000
Reported net income	Ps. **2,524,006**	Ps. 2,300,509	Ps. 1,543,291
Add: Goodwill amortization	**–**	117,499	129,448
Adjusted net income	Ps. **2,524,006**	Ps. 2,418,008	Ps. 1,672,739
Reported net income per share	Ps. **1.77**	Ps. 1.61	Ps. 1.08
Add: Goodwill amortization	**–**	0.08	0.09
Adjusted net income per share	Ps. **1.77**	Ps. 1.69	Ps. 1.17

e) Restatement of Imported Machinery and Equipment:
As explained in Note 4 e), in accordance with Mexican GAAP, imported machinery and equipment have been restated by applying the inflation rate of the country of origin, then translated at the year-end exchange rate of the Mexican peso. Under US GAAP the restatement of machinery and equipment is not required. The Company follows the SEC regulations, which require all machinery and equipment, both domestic and imported, has been restated using NCPI factors.

f) Capitalization of the Integral Result of Financing:
Under Mexican GAAP, the capitalization of the integral cost of financing (interest, foreign exchange and monetary position) generated by loan agreements obtained to finance investment projects is optional. The Company does not capitalize the integral cost of financing.

In accordance with US GAAP, if interest is incurred during the construction of qualifying assets, capitalization is required as part of the cost of such assets.

Accordingly, a reconciling item for the capitalization of a portion of the integral result of financing is included in the US GAAP reconciliation of the net income and stockholders' equity. If the borrowings are denominated in US dollars, the weighted-average interest rate on all such outstanding debt is applied to the balance of construction-in-progress to determine the amount to be capitalized, not to exceed interest expense. If the borrowings are denominated in Mexican pesos, the amount of capitalizable interest determined as noted above is reduced by the gain on monetary position associated with the debt.

g) Financial Instruments:
In accordance with Mexican GAAP, as mentioned in Note 4 o), beginning in January 2001 Bulletin C-2 became effective.

Under US GAAP, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", also became effective in 2001. SFAS No. 133, as amended, establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. SFAS No. 133 requires that changes in the fair value of the derivative instrument's fair value be recognized in:

> The net income of the year; or

> Other comprehensive income, if the instruments represent cash flow hedges that qualify for hedge accounting.

For purposes of SFAS No. 133, the Company has elected not to designate its financial instruments as hedges for the derivative instruments, and accordingly the entire effect of the valuation of those instruments was recognized in the income statement as a change in accounting principles under US GAAP at January 1, 2001.

Prior to 2001, in accordance with Mexican GAAP the income statement effect of forward contracts was recorded at the maturity of each contract. In accordance with US GAAP the income statement effect was determined by the difference between the exchange rate at the date the contract was signed and the forward exchange rate, amortizing such difference on a straight-line basis over the term of the contract.

h) Deferred Income Taxes and Employee Profit Sharing:
The Company follows SFAS No. 109, "Accounting for Income Taxes", for US GAAP purposes, which differs from Mexican GAAP as follows:

> Under Mexican GAAP, deferred taxes are classified as non-current, while under US GAAP the classification is based on the classification of the related asset or liability.

> Under Mexican GAAP, the effects of inflation on the deferred tax balance generated by monetary items are recognized in the result on monetary position. Under US GAAP the deferred tax balance is classified as a nonmonetary item. As a result, the consolidated income statement differs with respect to the presentation of the gain (loss) on monetary position and deferred income tax provision.

> Under Mexican GAAP, the change in statutory income tax rate approved early in 2002 was considered in the calculation of deferred taxes at December 31, 2001. Under US GAAP, a change in statutory tax rate may not be considered until the enactment date, which was January 1, 2002 for the changes mentioned in Note 19 a).

> Under Mexican GAAP, deferred employee profit sharing is calculated considering only those temporary differences that arise during the year and which are expected to turn around within a defined period, while under US GAAP the same liability method as used for deferred income taxes is applied. Also, for US GAAP purposes, employee profit sharing must be classified as an operating expense.

The differences in the restatement of imported machinery and equipment and the capitalization of financing costs, the pension plan and financial instruments under Mexican GAAP have a different treatment than under US GAAP (see Note 22 e, f, g and i). As a consequence, the related deferred income tax presented under Mexican GAAP is different from the effect calculated under US GAAP (see Note 19 d).

Reconciliation of Deferred Income Taxes		2002		2001
Deferred income taxes under Mexican GAAP	Ps.	787,386	Ps.	670,278
Inflationary adjustment Mexico		–		30,118
US GAAP adjustments:				
Property, plant and equipment, net		103,852		241,190
Pension and retirement plans		1,105		1,478
Total adjustments		104,957		242,668
Deferred income taxes under US GAAP	Ps.	892,343	Ps.	943,064

The changes in the balance of the deferred income taxes for the year are as follows:

		2002		2001
Balance at the beginning of the year	Ps.	943,064	Ps.	1,031,682
Provision for the year		23,682		23,705
Change on the statutory rate		(53,828)		–
Cumulative translation adjustment		(20,575)		(112,323)
Balance at the end of the year	Ps.	892,343	Ps.	943,064

Reconciliation of Deferred Employee Profit Sharing		2002		2001
Deferred employee profit sharing under Mexican GAAP	Ps.	–	Ps.	–
US GAAP adjustments:				
Inventories		34,558		50,397
Property, plant and equipment, net		358,429		252,259
Deferred charges		41,456		31,825
Pension and retirement plans		(17,323)		(15,843)
Other reserves		(13,110)		(8,921)
Total adjustments		404,010		309,717
Deferred employee profit sharing under US GAAP	Ps.	404,010	Ps.	309,717

The changes in the balance of the deferred employee profit sharing for the year are as follows:

		2002		2001
Balance at the beginning of the year	Ps.	309,717	Ps.	225,090
Provision for the year		96,810		86,336
Inflation effect		(2,517)		(1,709)
Balance at the end of the year	Ps.	404,010	Ps.	309,717

i) Pension Plans:

Under Mexican GAAP, the liabilities for employee benefits are determined using actuarial computations in accordance with Bulletin D-3, "Labor Obligations", which is substantially the same as US GAAP SFAS No. 87, "Employers' Accounting for Pensions".

The effect of the initial application of both bulletins generates a difference in the unamortized prior service costs and in the amortization expense. Under Mexican GAAP and US GAAP, there is no difference in the liabilities for seniority premiums.

The Company prepared a study of pension costs under US GAAP based on actuarial calculations, using the same assumptions used under Mexican GAAP (see Note 13).

The required disclosures under SFAS No. 87 are as follows:

Net pension cost:		2002		2001		2000
Service cost	Ps.	**10,029**	Ps.	8,535	Ps.	14,644
Interest cost		**6,766**		7,235		11,804
Actual return on plan assets		**(2,658)**		(3,124)		(2,690)
Net amortization and deferral		**(1,163)**		(1,890)		(421)
Net pension cost (US GAAP)		**12,974**		10,756		23,337
Net pension cost recorded (Mexican GAAP)		**11,907**		11,132		22,929
Additional (income) expense that must be recognized under US GAAP	Ps.	**1,067**	Ps.	(376)	Ps.	408

Pension liability		2002		2001
Projected benefit obligation	Ps.	**172,928**	Ps.	129,458
Plan assets at fair value		**(35,326)**		(40,237)
Unfunded projected benefit obligation		**137,602**		89,221
Unrecognized net transition obligation		**(17,763)**		(5,384)
Unrecognized net gain		**39,928**		66,566
Total unfunded accrued pension liability under US GAAP		**159,767**		150,403
Total unfunded accrued pension liability under Mexican GAAP		**(162,923)**		(154,626)
Liability that must be canceled under US GAAP	Ps.	**(3,156)**	Ps.	(4,223)

The changes during the year in the projected benefit obligation of the pension plan, as well as the changes in the plan assets at market value, are as follows:

Change in Projected Benefit Obligation		2002		2001
Obligation at the beginning of the period	Ps.	**129,458**	Ps.	197,354
Service cost		**10,029**		8,535
Interest cost		**6,766**		7,235
Actuarial loss		**34,244**		(78,181)
Benefits paid		**(7,569)**		(5,485)
Obligation at the end of the year	Ps.	**172,928**	Ps.	129,458

Change in Plan Assets at Fair Value		2002		2001
Balance at the beginning of the year	Ps.	**40,237**	Ps.	42,488
Actual return on plan assets in real terms		**2,658**		3,124
Actuarial gain		**–**		110
Benefits paid		**(7,569)**		(5,485)
Balance at the end of the year	Ps.	**35,326**	Ps.	40,237

j) Comprehensive Income:

In Note 23 c), a reconciliation of comprehensive income under Mexican GAAP to US GAAP is presented. The reconciling items include adjustments to net income and other comprehensive income.

k) Statement of Cash Flows:

Under Mexican GAAP, the Company presents a consolidated statement of changes in financial position in accordance with Bulletin B-12, "Estado de Cambios en la Situación Financiera" (Statement of Changes in Financial Position), which identifies the generation and application of resources by the differences between beginning and ending financial statement balances in constant Mexican pesos. Bulletin B-12 also requires that monetary and foreign exchange gains and losses be treated as cash items for the determination of resources generated by operations.

In accordance with US GAAP the Company follows SFAS No. 95, "Statement of Cash Flows", excluding the effects of inflation (see Note 22 l).

l) Summarized Financial Information under US GAAP:

Balance Sheets	2002	2001
Current assets	Ps. 7,980,319	Ps. 6,146,346
Fixed assets	7,267,583	7,369,458
Other assets	1,250,163	1,645,562
Total assets	16,498,065	15,161,366
Current liabilities	2,620,631	2,680,894
Long-term liabilities	3,353,575	2,966,102
Other liabilities	1,584,900	1,620,033
Total liabilities	7,559,106	7,267,029
Stockholders' equity	8,938,959	7,894,337
Total liabilities and stockholders' equity	Ps.16,498,065	Ps.15,161,366

Income Statements	2002	2001	2000
Total revenues	Ps. 17,620,018	Ps.18,501,573	Ps.18,302,044
Income from operations	4,220,272	3,790,313	3,152,121
Income before income taxes	4,186,521	3,648,533	2,493,590
Income taxes	1,662,515	1,348,024	950,299
Net income	2,524,006	2,300,509	1,543,291
Cumulative translation result	(676,015)	(1,617,223)	(198,506)
Result of holding nonmonetary assets	(218,391)	373,329	(7,982)
Comprehensive income	1,629,600	1,056,615	1,336,803
Weighted average common shares outstanding	1,425,000	1,425,000	1,425,000
Net comprehensive income per share	Ps. 1.14	Ps. 0.74	Ps. 0.94

Cash Flows[1]	2002	2001	2000
Net income	Ps. 2,524,210	Ps. 2,250,232	Ps. 1,456,697
Non-cash items	966,682	1,055,704	1,164,102
Other expenses	377,531	39,729	(6,133)
Working capital investment	155,207	288,719	250,849
Taxes	(1,067)	31,792	(322,601)
Net cash flows from operating activities	4,022,563	3,666,176	2,542,914
Total fixed asset investments	(1,170,060)	(777,895)	(873,547)

(1) Expressed in historical Mexican pesos.

Cash Flows[1]	2002	2001	2000
Financial expenses	Ps. 30,169	Ps. 5,643	Ps. 3,661
Bank loans	(10,805)	(24,697)	11,978
Dividend paid	(561,023)	(292,125)	(218,453)
Other financial transactions	(407,225)	184,868	(3,964)
Net cash flows used in financing activities	(948,884)	(126,311)	(206,778)
Net increase in cash and cash equivalents	1,903,619	2,761,970	1,462,589
Effect of exchange rate changes on cash	(194,551)	(316,356)	(96,319)
Cash and cash equivalents at the beginning of the year	4,462,326	2,016,712	650,442
Cash and cash equivalents at the end of the year	Ps. 6,171,394	Ps. 4,462,326	Ps. 2,016,712

(1) Expressed in historical Mexican pesos.

Supplemental Information about Cash Flows:	2002	2001	2000
Interest paid	Ps. 41,208	Ps. 37,133	Ps. 185,963
Income tax and tax on assets paid	1,801,513	1,354,350	1,247,721

Statements of Changes in Stockholders' Equity:	2002	2001	2000
Stockholders' equity as of the beginning of the year	Ps. 7,894,337	Ps. 7,156,503	Ps. 6,080,048
Dividends paid	(584,978)	(318,781)	(260,348)
Cumulative translation result	(676,015)	(1,617,223)	(198,506)
Result of holding nonmonetary assets	(218,391)	373,329	(7,982)
Net income	2,524,006	2,300,509	1,543,291
Stockholders' equity as of the end of the year	Ps. 8,938,959	Ps. 7,894,337	7,156,503

NOTE 23 RECONCILIATION OF MEXICAN GAAP TO US GAAP

a) Reconciliation of Net Income for the year:

	2002	2001	2000
Net income under Mexican GAAP	Ps. 2,564,218	Ps. 2,202,334	Ps. 1,358,318
US GAAP adjustments:			
Restatement of prior year financial statements (Note 22 a)	–	169,498	67,462
Goodwill amortization (Note 22 d)	37,335	–	–
Promotional expenses (Note 22 c)	(10,289)		
Restatement of machinery and equipment (Note 22 e)	(13,127)	(6,511)	(25,415)
Capitalization of interest expense (Note 22 f)	(664)	17,760	711
Deferred income taxes (Note 22 h)	49,041	3,388	61,296
Deferred employee profit sharing (Note 22 h)	(96,810)	(86,336)	81,327
Pension plan cost (Note 22 i)	(1,067)	376	(408)
Financial instruments (Note 22 g)	(4,631)	–	–
Total adjustments	(40,212)	98,175	184,973
Net income under US GAAP	Ps. 2,524,006	Ps. 2,300,509	Ps. 1,543,291
Weighted average common shares outstanding	1,425,000	1,425,000	1,425,000
Net income per share under US GAAP	Ps. 1.77	Ps. 1.61	Ps. 1.08

Under US GAAP, the monetary position effect of the income statement adjustments is included in each adjustment, except for the capitalization of the integral cost of financing and pension plan liabilities that are nonmonetary.

b) Reconciliation of Stockholders' Equity:

	2002	2001
Stockholders' equity under Mexican GAAP	**Ps. 9,123,877**	Ps. 7,680,003
US GAAP adjustments:		
Restatement of prior year financial statements (Note 22 a)	**–**	220,666
Goodwill amortization (Note 22 d)	**37,335**	–
Restatement of machinery and equipment (Note 22 e)	**224,500**	462,886
Capitalization of interest expense (Note 22 f)	**73,978**	78,944
Deferred income taxes (Note 22 h)	**(104,957)**	(242,668)
Deferred employee profit sharing (Note 22 h)	**(404,010)**	(309,717)
Promotional expenses (Note 22 c)	**(10,289)**	–
Financial instruments (Note 22 g)	**(4,631)**	–
Accumulated pension plan liability (Note 22 i)	**3,156**	4,223
Total adjustments	**(184,918)**	214,336
Stockholders' equity under US GAAP	**Ps. 8,938,959**	Ps. 7,894,337

c) Reconciliation of Comprehensive Income:

	2002	2001	2000
Comprehensive income under Mexican GAAP Ps.	**2,028,852**	Ps. 2,583,171	Ps. 1,247,315
US GAAP adjustments:			
Net income (Note 23 a)	**(40,212)**	98,175	184,973
Cumulative translation result	**(220,666)**	(2,336,779)	(126,327)
Result of holding nonmonetary assets	**(138,374)**	712,048	30,842
Comprehensive income under US GAAP	**Ps. 1,629,600**	Ps. 1,056,615	Ps. 1,336,803

NOTE 24 FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET IN EFFECT

a) In Mexican GAAP:

Bulletin C-9, "Pasivo, Provisiones, Activos y Pasivos Contingentes y Compromisos" (Liabilities, Provisions, Contingent Assets and Liabilities, and Commitments) ("Bulletin C-9"):

In December 2002, the Mexican Institute of Public Accountants ("IMCP") issued new Bulletin C-9, whose provisions are mandatory for fiscal years beginning January 1, 2003. Bulletin C-9 supersedes the former Bulletins C-9 "Pasivos" (Liabilities) and C-12 "Contingencias y Compromisos" (Contingencies and Commitments), and establishes additional guidelines clarifying the accounting for liabilities, provisions, and contingent assets and liabilities, and establishes new standards for the use of present value techniques to measure liabilities and accounting for the early settlement of obligations. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

Bulletin C-8, "Activos Intangibles" (Intangible Assets) ("Bulletin C-8"):

In January 2002, the IMCP issued new Bulletin C-8, whose provisions are mandatory for fiscal years beginning January 1, 2003, although early application is encouraged. Bulletin C-8 supersedes the former Bulletin C-8, "Intangibles" and establishes that project development costs should be capitalized if they fulfill the criteria established for recognition as assets. Any start-up expenses incurred after the effective date of this Bulletin should be recorded as an expense. The unamortized balance of capitalized start-up expenses under the former Bulletin C-8 will continue to be amortized. Bulletin C-8 requires identifying all intangible assets to reduce as much as possible the goodwill relative to business combinations. In relation with the goodwill and intangible assets new dispositions the Company does not anticipate that will have a significant impact on its financial position or results of operations.

b) In US GAAP:

SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS No. 143"):

In June 2001, the FASB issued SFAS No. 143, which is effective for the Company beginning in 2003. The Company plans to adopt this new standard in 2003. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the year in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS No. 145"):

In April 2002, the FASB issued SFAS No. 145, which requires that gains and losses from extinguishment of debt in all years presented be classified as extraordinary items only if they meet the criteria of APB Opinion 30, "Reporting the Results of Operations–Discontinued Events and Extraordinary Items".

The amendment of SFAS No. 13, "Accounting for Leases", eliminates an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The new standard will be effective for financial statements issued for fiscal years beginning after May 15, 2002 and lease transactions occurring after May 15, 2002, with early application encouraged. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

SFAS No. 146, "Accounting for Costs Associated With Exit or Disposal Activities" ("SFAS No. 146"):

In June 2002 the FASB issued SFAS No. 146, which nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". The principal difference between SFAS No. 146 and EITF 94-3 relates to its requirement that a liability for a cost associated with an exit or disposal activity be recognized and measured initially at fair value when the liability is incurred, as opposed to recognition under EITF 94-3 at the date of an entity's commitment to an exit plan. The provisions of SFAS No.146 will be effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Previously issued financial statements may not be restated, and the provisions of EITF 94-3 shall continue to apply for an exit activity initiated under an exit plan prior to the initial application of SFAS No. 146. The Company plans to adopt this new standard in 2003. The Company does not anticipate that this new standard will have a significant impact on its financial position or results of operations.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"):

In November 2002, the FASB issued FIN 45, which requires that the guarantor recognize, at the inception of certain guarantees, a liability for the fair value of the obligation undertaken in issuing such guarantee. FIN 45 also requires additional disclosure requirements about the guarantor's obligations under certain guarantees that it has issued. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002 and the disclosure requirements are effective for financial statement periods ending after December 15, 2002. The Company does not expect the adoption of FIN 45 will have a material impact on its financial position, results of operations or cash flows.

Glossary

The Coca-Cola Company: Founded in 1886, The Coca-Cola Company is the world's leading manufacturer, *marketer and distributor of non-alcoholic beverage concentrates and syrups that are used to produce more* than 230 beverage brands. The Coca-Cola Company's corporate headquarters are in Atlanta with local operations in nearly 200 countries around the world.

Consumer: Person who consumes Coca-Cola FEMSA products.

Customer: Retail outlet, restaurant or other operation that sells or serves the company's products directly to consumers.

Fomento Económico Mexicano, S.A. de C.V. (FEMSA): Founded in 1890, Monterrey, Mexico-based FEMSA is the largest beverage company in Latin America, with exports to the United States and selected markets in Europe, Asia and Latin America. Its subsidiaries include: FEMSA Cerveza, which produces and sells recognized beer brands such as Tecate, Carta Blanca, Superior, Sol, XX Lager, Dos Equis and Bohemia; Coca-Cola FEMSA; FEMSA Empaques (Packaging); FEMSA Comercio (Retail); and FEMSA Logistica (Logistics).

Home-with-Sales: Customer who sells soft drinks and other staples from their home.

Per Capita Consumption: The average number of eight-ounce servings consumed per person, per year in a specific market. To calculate per capita consumption, the company multiplies its unit case volume by 24 and divides by the population.

Serving: Equals eight fluid ounces of a beverage.

Soft Drink: A non-alcoholic carbonated beverage containing flavorings and sweeteners. It excludes flavored *waters and carbonated or non-carbonated tea, coffee and sports drinks.*

Unit Case: Unit of measurement that equals 24 eight fluid ounce servings.

Unit Case Volume: Number of unit cases that the company sells to its customers. It is considered an excellent indicator of the underlying strength of soft drink sales in a particular market.

ENVIRONMENTAL STATEMENT

Coca-Cola FEMSA is dedicated to the principles of sustainable development. While the Company's environmental impact is small, Coca-Cola FEMSA is committed to managing that impact in a positive manner. Compliance, waste minimization, pollution prevention and continuous improvement are hallmarks of the Company's environmental management system. The Company has achieved significant progress in areas such as recovery and recycling, water and energy conservation and wastewater quality. These efforts simultaneously help Coca-Cola FEMSA to protect the environment and to advance its business.

Directors and Officers

EXECUTIVE OFFICERS

CARLOS SALAZAR LOMELÍN
Chief Executive Officer
3 Years as an Officer

ERNESTO TORRES ARRIAGA
Vice President
9 Years as an Officer

HÉCTOR TREVIÑO GUTIÉRREZ
Chief Financial and Administrative Officer
9 Years as an Officer

JOHN SANTA MARÍA OTAZUA
Director of Strategic Planning and Business Development
7 Years as an Officer

RAFAEL SUÁREZ OLAGUIBEL
Chief Operating Officer – Mexico
9 Years as an Officer

ERNESTO SILVA ALMAGUER
Chief Operating Officer – Buenos Aires
9 Year as an Officer

ALEJANDRO DUNCAN ANCIRA
Technical Director
1 Years as an Officer

EULALIO CERDA DELGADILLO
Human Resources Director
3 Years as an Officer

DIRECTORS

Directors Appointed by Series A Shareholders

EUGENIO GARZA LAGÜERA[1]
Honorary Chairman of the Board, Grupo Financiero BBVA Bancomer, S.A. de C.V. Chairman, Instituto Tecnologico de Estudios Superiores de Monterrey ("ITESM"), FEMSA and Grupo Industrial Emprex, S.A. de C.V.("Emprex"), Regional Advisor of Banco de México and a member of the executive committee of the National Environment for Culture and the Art
9 Years as a Board Member

JOSÉ ANTONIO FERNÁNDEZ CARVAJAL[1]
Chairman of the Board, Coca-Cola FEMSA
Chairman of the Board and Chief Executive Officer, FEMSA
9 Years as a Board Member
Alternate: Alfredo Livas Cantú

ALFONSO GARZA GARZA[1]
General Director of Grafo Regia, S.A. de C.V.
7 Years as a Board Member
Alternate: Mariana Garza Gonda de Treviño

JUAN CARLOS BRANIFF HIERRO[1]
Vice Chairman of the Board of Grupo Financiero BBVA Bancomer
9 Years as a Board Member
Alternate: Francisco J. Fernández Carvajal

CARLOS SALAZAR LOMELÍN[2]
Chief Executive Officer of KOF
3 Years as a Board Member
Alternate: Ricardo González Sada

RICARDO GUAJARDO TOUCHÉ[3]
Chairman of the Board of Grupo Financiero BBVA Bancomer
9 Years as a Board Member
Alternate: Max Michel Suberville

ALFREDO MARTÍNEZ URDAL[2]
Chief Executive Officer of FEMSA Cerveza
9 Years as a Board Member
Alternate: Gerardo Estrada Attolini

FEDERICO REYES GARCÍA[2]
Executive Vice President of Planning and Finance of FEMSA
9 Years as a Board Member
Alternate: Alejandro Bailleres Gual

EDUARDO PADILLA SILVA[2]
Chief Executive Officer of FEMSA's Strategic Business Division
6 Years as a Board Member
Alternate: José Calderón Rojas

ARMANDO GARZA SADA[1]
General Director of Versax, S.A. de C.V.
5 Years as a Board Member
Alternate: Francisco Garza Zambrano

DANIEL SERVITJE MONTUL[3]
Chief Executive Officer of Grupo Industrial Bimbo, S.A. de C.V.
5 Years as a Board Member
Alternate: Fernando Pardo Ramirez

HERBERT ALLEN III[3]
Investment banker at Allen & Company, Inc., in New York City
3 Years as a Board Member
Alternate: Guillermo Chávez Eckstein

Directors Appointed by Series D Shareholders

JEFFREY T. DUNN[2]
President and Chief Operating Officer of Coca-Cola Americas and Executive Vice President of TCCC
9 Years as a Board Member
Alternate: Patricia Powell

STEVEN J. HEYER[2]
President and Chief Operating Officer of The Coca-Cola Company since December, 2002
1 Year as a Board Member
Alternate: David Taggart

CHARLES H. MCTIER[3]
President of the Robert W. Woodruff Foundation
4 Years as a Board Member
Alternate: Larry Cowart

EVA GARZA GONDA DE FERNÁNDEZ[1]
Founder and President of Alternativas Pacificas, A.C. a non-profit organization. An advisor to the Instituto Tecnologico y de Estudios Superiores de Monterrey
4 Years as a Board Member
Alternate: Gary Fayard

Director Appointed by Series L Shareholders

ALEXIS ROVZAR DE LA TORRE[3]
Executive Partner at White & Case S.C.
9 Years as a Board Member
Alternate: Arturo Estrada Treanor

SECRETARY

CARLOS E. ALDRETE ANCIRA
General Counsel, FEMSA
9 Years as a Board Member
Alternate: David González Vessi

EXAMINERS

Examiner Appointed by Series A Shareholders

JOSÉ MANUEL CANAL HERNANDO
Former Partner, Ruiz Urquiza y Compañía
9 Years as a Board Member
Alternate: Ernesto González Davila

Examiner Appointed by Series D Shareholders

FAUSTO SANDOVAL ALMAYA
Partner, Ernst & Young L.L.P.
9 Years as a Board Member
Alternate: Humberto Ortíz Gutiérrez

Relation:
[1] Shareholder
[2] Related
[3] Independent

Board Committees

Our board of directors has the following committees:

1) Finance Committee, which consists of Armando Garza Sada, Chairman, Steven J. Heyer, Federico Reyes García, Ricardo Guajardo Touché and Alfredo Martínez Urdal. This committee evaluates the investment and financing policies proposed by our chief executive officer, furnishes an opinion with respect to the annual budget and ensures the implementation of the budget and any proposed strategic plan, identifies risk factors to which we are exposed and evaluates risk management policies.

2) Audit Committee, which consists of Alexis E. Rovzar de la Torre, Chairman, Alfonso Garza Garza, Charles H. McTier and Herbert Allen III. This committee recommends to our board of directors candidates to serve as our external examiners, ensures the independence and objectivity of the external examiners, and recommends to our board of directors procedures for the preparation of financial information.

3) Human Resources and Compensation Committee, which consists of Daniel Servitje Montul, Chairman, Jeffrey T. Dunn, Juan Carlos Braniff Hierro and Ricardo González Sada. This committee recommends procedures for the election of our chief executive officer and other senior executives, proposes to our board of directors criteria for the evaluation of the chief executive officer and senior executives, and analyzes our chief executive officer's recommendations with respect to the structure and amount of compensation for our key executives.

Shareholder Information

SHAREHOLDER AND ANALYST INFORMATION

Shareholders and financial analysts can get answers to many frequently asked questions related to Coca-Cola FEMSA stock ownership by contacting:

HEAD OF INVESTOR RELATIONS

ALFREDO FERNÁNDEZ ESPINOSA
Coca-Cola FEMSA, S.A. de C.V.
Guillermo González Camarena No. 600
Col. Centro de Ciudad Santa Fé 01210, México, D.F.
MEXICO
Phone: (5255) 50-81-51-20/21
Fax: (5255) 52-92-34-74
Email: afernandeze@kof.com.mx
Web site: www.cocacola-femsa.com.mx

LEGAL COUNSEL OF THE COMPANY

CARLOS E. ALDRETE ANCIRA
General Anaya No. 601 Poniente
Col. Bella Vista
64410, Monterrey, Nuevo León
MEXICO
Phone: (5281) 83-28-61-80

INDEPENDENT ACCOUNTANTS

DELOITTE AND TOUCHE
Paseo de la Reforma No. 505
Col. Cuauhtémoc
06500, México, D.F.
MEXICO

STOCK EXCHANGE INFORMATION

Coca-Cola FEMSA's common stock is traded on the Bolsa Mexicana de Valores, (The Mexican Stock Exchange) under the symbol KOFL and on the New York Stock Exchange, Inc. (NYSE) under the symbol KOF.

DIVIDEND PAYMENTS PER SHARE OF COMMON STOCK

On May 2002, the Company paid a dividend in the amount of 0.3937 Mexican pesos per share (nominal pesos).

TRANSFER AGENT AND REGISTRAR

BANK OF NEW YORK
101 Barclay Street 22 W
New York, New York 10286
U.S.A.
Phone: (212) 815-2206

KOF

New York Stock Exchange
Quarterly Common Stock Information

U.S. dollars per ADR — 2002

Quarter Ended	High	Low	Close
December 31	U.S. 23.00	U.S. 17.50	U.S. 17.90
September 30	23.93	19.01	19.01
June 30	29.70	22.60	24.00
March 31	27.45	20.57	27.26

2001

Quarter Ended	High	Low	Close
December 31	U.S. 21.15	U.S. 17.76	U.S. 20.07
September 30	23.85	17.70	19.75
June 30	24.70	17.85	24.70
March 31	25.31	18.00	19.15

KOF L

Mexican Stock Exchange
Quarterly Common Stock Information

Mexican pesos per share — 2002

Quarter Ended	High	Low	Close
December 31	Ps. 23.60	Ps. 18.10	Ps. 18.50
September 30	23.60	19.50	19.50
June 30	27.60	22.85	24.00
March 31	25.06	18.91	24.50

2001

Quarter Ended	High	Low	Close
December 31	Ps. 19.54	Ps. 16.54	Ps. 18.41
September 30	21.50	17.50	18.97
June 30	22.18	16.80	22.18
March 31	23.15	16.91	18.50

Design: Paragraphs Design, Chicago Printing: Quantum Color Graphics, L.L.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola FEMSA, S.A. de C.V.
(Registrant)

Date: March 07, 2003

By: ______________________________
Name: Héctor Treviño Gutiérrez
Title: Chief Financial Officer